Exhibit 10.26

PURCHASE AND SALE AGREEMENT

dated as of

April 24, 2006

between

PFIZER INC.

and

ABRAXIS BIOSCIENCE, INC.

Table of Contents

		Page
ARTICLE I DEFINITIONS AND TERMS		1
Section 1.1.	Definitions	1
Section 1.2.	Other Definitional Provisions	9

ARTICLE II PURCHASE AND SALE		10
Section 2.1.	Purchase and Sale of Assets of the Facility	10
Section 2.2.	Consents	11
Section 2.3.	Excluded Assets	12
Section 2.4.	Assumption of Certain Liabilities	13
Section 2.5.	Retained Liabilities	13
Section 2.6.	Purchase Price	14
Section 2.7.	Deposit	14
Section 2.8.	Allocation of the Purchase Price	14
Section 2.9.	Risk of Loss	15

ARTICLE III CLOSING		15
Section 3.1.	Closing	15

ARTICLE IV CONDITIONS TO CLOSING		16
Section 4.1.	Conditions to the Obligations of ABS and Pfizer	16
Section 4.2.	Conditions to the Obligations of ABS	16
Section 4.3.	Conditions to the Obligations of Pfizer	17
Section 4.4	Reasonable Efforts	18

ARTICLE V REPRESENTATIONS AND WARRANTIES OF PFIZER		18
Section 5.1.	Organization	18
Section 5.2.	Authority; Binding Effect	18
Section 5.3.	Non-Contravention	19
Section 5.4.	Consents	18
Section 5.5.	Licenses and Permits	19
Section 5.6.	Governmental Authorization	19
Section 5.7.	Conduct of Business	19
Section 5.8.	No Litigation	20
Section 5.9.	Compliance with Laws	20
Section 5.10.	Environmental Matters	20
Section 5.11.	Material Contracts	22
Section 5.12.	Real Property	22
Section 5.13.	INTENTIONALLY OMMITTED	23
Section 5.14.	Taxes	23
Section 5.15.	Title to the Purchased Assets	23
Section 5.16.	Brokers	23
Section 5.17	Disclaimer.	23

ARTICLE VI REPRESENTATIONS AND WARRANTIES OF PURCHASER		24
Section 6.1.	Organization	24
Section 6.2.	Authority; Binding Effect	24
Section 6.3.	Non-Contravention	24
Section 6.4.	Governmental Authorization	24

Section 6.5.	Litigation	25
Section 6.6.	Financial Capability	25
Section 6.7.	Brokers	25

ARTICLE VII COVENANTS		25
Section 7.1.	Information and Documents; Confidentiality	25
Section 7.2.	Conduct of Business	24
Section 7.3.	Reasonable Best Efforts; Certain Governmental Matters	26
Section 7.4.	Tax Matters	27
Section 7.5.	Employees	29
Section 7.6.	Storm Water UIC Project	29
Section 7.7.	Fire Protection Tanks	30
Section 7.8.	API Building Pipe Rack Sprinklers	30
Section 7.9.	Waste Water Treatment Plant Liner	30
Section 7.10.	Insurance	30
Section 7.11.	Notification of Certain Matters	30
Section 7.12.	.Bulk Sales Laws	30
Section 7.13.	Intentionally Omitted	30
Section 7.14.	Lease Agreement	31
Section 7.15.	Compliance with WARN, Etc.	31
Section 7.16.	Further Assurances and Cooperation	31
Section 7.17.	Post-Closing Access	31
Section 7.18.	Return of Excluded Assets	31

ARTICLE VIII INDEMNIFICATION		31
Section 8.1.	Indemnification by Sellers	31
Section 8.2.	Indemnification by Purchaser Group	32
Section 8.3.	Notice of Claims	33
Section 8.4.	Third Party Claims	34
Section 8.5.	Expiration	34
Section 8.6.	Certain Limitations	35
Section 8.7.	Losses Net of Insurance, Other Indemnities, Etc.	35
Section 8.8.	Other Limitations	36
Section 8.9.	Sole/Remedy/Waiver	36
Section 8.10.	Indemnification Procedures for Remedial Actions on Purchased Assets	36
Section 8.11.	Limitation on Indemnification for Third Party Claims for Remedial Action	38
Section 8.12.	No Consequential Damages	39

ARTICLE IX TERMINATION		39
Section 9.1.	Termination	39
Section 9.2.	Effect of Termination	39

ARTICLE X MISCELLANEOUS		40
Section 10.1.	Notices	40
Section 10.2.	Amendment; Waiver	41
Section 10.3.	Assignment	41
Section 10.4.	Entire Agreement	41
Section 10.5.	Fulfillment of Obligations	41

List of Schedules

1.1(a)	Knowledge of Pfizer

2.1(b)	Equipment

2.1(c)	Assumed Contracts

2.3 (j)	API Equipment

2.4(d)	Liabilities to Suppliers

4.2(c)	Permits Required for Closing

5.4	Consents

5.5	Permits

5.6	Governmental Authorization (Pfizer)

5.7	Conduct of Business

5.8(a)	Pending Litigation

5.9	Compliance with Laws

5.10	Environmental Matters

5.11	Material Contracts

5.12(e)	Real Property – Exceptions to Compliance with Law

5.16	Brokers

6.7	Purchasers Brokers

List of Exhibits

A.	API Building

B.	Form of Bill of Sale and Assumption Agreement

C.	Form of Deed

D.	Description of Land

E.	Form of Lease Agreement

F.	List of instruments and documents to be provided by Pfizer to Purchaser

G.	List of instruments and documents to be provided by Purchaser to Pfizer

H.	Wire Transfer Instructions

I.	Plot Plan

J.	Retained API Equipment

PURCHASE AND SALE AGREEMENT

This Purchase and Sale Agreement is made and entered into as of April 24, 2006 between Pfizer Inc., a Delaware corporation (“Pfizer”) and Abraxis BioScience, Inc. a Delaware corporation (“ABS).

W I T N E S E T H:

WHEREAS, Pfizer, through Selling LLC (as defined below), is engaged in the operation of the Facility (as defined below);

WHEREAS, Pfizer is the indirect beneficial owner of all of the issued and outstanding membership interests in the Selling LLC (as defined below);

WHEREAS, the Selling LLC owns all of the Purchased Assets (as defined below);

WHEREAS, on February 1, 2006, Pfizer and American Pharmaceutical Partners, Inc. (“APP”) entered into a Letter of Intent, as amended from time to time (the “Letter of Intent”), with respect to the transactions contemplated under this Agreement (as such term is defined below);

WHEREAS, as of April 18, 2006 APP merged with American BioScience, Inc. adopting the name Abraxis BioScience, Inc. and assuming the obligations of APP under the Letter of Intent;

WHEREAS, ABS is the direct beneficial owner of all of the issued and outstanding ownership interests of Abraxis BioScience Manufacturing, LLC, a Puerto Rico limited liability company (the “Purchasing Entity”); and

WHEREAS, the parties hereto desire that, at the Closing, Pfizer shall cause the Selling LLC to sell and transfer to the Purchasing Entity, and ABS shall cause the Purchasing Entity to purchase and accept from the Selling LLC, all of the Purchased Assets and assume from the Selling LLC all of the Assumed Liabilities (as defined below), upon the terms and conditions set forth herein.

NOW THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, the parties hereby agree as follows:

ARTICLE I

DEFINITIONS AND TERMS

Section 1.1. Definitions. As used in this Agreement, the following terms shall have the meanings set forth or as referenced below:

“Affiliate(s)” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with, such Person at any time during the period for which the determination of affiliation is being made. For purposes of this definition, “control” shall be presumed to exist if one of the following conditions is met: (a) in the case of corporate entities, direct or indirect ownership of at least fifty percent (50%) of the stock or shares having the right to vote for the election of directors, and (b) in the case of non-corporate entities, direct or indirect ownership of at least fifty percent (50%) of the equity interest with the power to direct the management and policies of such non-corporate entities.

“Agreement” means this Purchase and Sale Agreement and the schedules and exhibits hereto, as the same may be amended or supplemented from time to time in accordance with the terms hereof.

“Allocation” has the meaning set forth in Section 2.8 hereof.

“API” means the active pharmaceutical ingredient known as “celecoxib” currently manufactured at the API Building.

“API Building” means the building with a total construction area of Ninety Thousand Square Feet (90,000) Square Feet as illustrated in the site plan (#15 on the Plot Plan) attached hereto as Exhibit A.

“API Building Pipe Rack Sprinklers Project” means the project described in Section 7.8.

“API Equipment” means the equipment (including the three (3) distillation columns), machinery, furniture and fixtures (including, without limitation, all trade fixtures), reactor trains and piping, including all property of a similar nature and all other items (including, without limitation, drug product, API, supplies, spare parts, utilities and tools) necessary for the continued API Operations of Selling LLC and including, without limitation, those items more particularly described on Schedule 2.3(j). Prior to Closing, Seller Group may amend, supplement or modify Schedule 2.3(j) by adding or removing API Equipment from the list described therein upon prior written notice to the Purchaser Group.

“API Operations” means any and all business operations in any way relating to the API Building and Support Facilities, including, but not limited to, use, occupancy, and possession of the API Building and the handling of API.

“ABS” has the meaning set forth in the preamble hereof.

“Applicable Remedial Action Standard” means the least stringent, most cost-effective standard required by applicable Environmental Law and consistent with the industrial/commercial use of the Facility or a standard pursuant to applicable Environmental Laws acceptable to the relevant Governmental Authorities.

“As Is” means the condition and state of repair of the Purchased Assets existing on the Closing Date.

“Assumed Contracts” has the meaning set forth in Section 2.1(c) hereof.

“Assumed Liabilities” has the meaning set forth in Section 2.4 hereof.

“Assumption Agreement” shall mean the agreement substantially in the form attached as Exhibit B to be entered into by the Purchaser and the Selling LLC.

“Best Efforts” means the commercially reasonable efforts that a prudent person desirous of achieving a result would use in similar circumstances to assure that such result is achieved as expeditiously as possible.

“Bill of Sale” shall mean the bill of sale for the Purchased Assets substantially in the form attached as Exhibit B to be executed by the Purchaser and the Selling LLC.

“Business Day” means any day other than a Saturday, a Sunday or a day on which banks in New York, New York are authorized or obligated by law or executive order to close.

“Cash Equivalents” means cash, checks, money orders, marketable securities, short-term instruments and other cash equivalents, funds in time and demand deposits or similar accounts, and any evidence of indebtedness issued or guaranteed by any Person.

“Closing” means the closing of the transactions contemplated by this Agreement.

“Closing Date” has the meaning set forth in Section 3.1(a) hereof.

“Collateral Source” has the meaning set forth in Section 8.7 hereof.

“Code” means the Internal Revenue Code of 1986, as amended.

“Commonwealth” means the Commonwealth of Puerto Rico, including the Municipality of Barceloneta.

“Confidentiality Agreement” means the Confidentiality Agreement between Pfizer and APP dated August 9, 2005.

“Consents” has the meaning set forth in Section 5.4 hereof.

“Deed” shall mean the public instrument substantially in the form attached as Exhibit C whereby title to the Real Property is transferred from the Selling LLC to the Purchasing Entity.

“Deposit” has the meaning set forth in Section 2.7 hereof.

“Drug Product Building” means the drug product building consisting of approximately One Hundred Seventy Two Thousand (172,000) Square Feet.

“Environmental Law” means any applicable federal, state, municipal or Commonwealth Laws, binding administrative or judicial, regulations, Governmental Orders, and ordinances, as same may be amended from time to time, relating to (i) the protection of the environment (including air, water vapor, surface water, groundwater, drinking water supply, surface or subsurface land); or (ii) the exposure to or the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, Release or disposal of Hazardous Substances.

“Environmental Liability” means all Liabilities and Losses resulting from (i) failure to comply with any requirement of an Environmental Law; (ii) failure to obtain or comply with any required Environmental Permit; (iii) Remedial Actions; or (iv) harm or injury to any real property, to any Person, to public health, or to any natural resource (other than Remedial Action) as a result of exposure to Hazardous Substances.

“Environmental Permits” means all permits, licenses, certificates, concessions, franchises, approvals or authorizations issued by a Governmental Authority pursuant to an Environmental Law.

“Equipment” has the meaning set forth in Section 2.1(b) hereof.

“Escrow Agreement” means that certain escrow agreement executed on February 16, 2006 by and between the Sellers, APP and Fifth Third Bank, as escrow agent.

“Excluded Assets” has the meaning set forth in Section 2.3 hereof.

“Excluded Environmental Liabilities” means any Third Party Claims for:

(i)	Environmental Liabilities for Remedial Action to the extent a Release from the Facility had occurred prior to the Closing Date;

(ii)	Environmental Liabilities as defined in clauses (i) or (ii) of the definition of Environmental Liabilities that constitute fines or penalties imposed by Governmental Authorities and that result from the failure of the Selling LLC to comply with any requirement of Environmental Law prior to the Closing Date or the failure of the Selling LLC, Pharmacia Corporation, and/or Searle Ltd. of Puerto Rico to obtain or comply with any required Environmental Permit prior to the Closing Date;

(iii)	Environmental Liabilities resulting from the off-site transportation, storage, disposal, treatment or recycling of Hazardous Substances generated by or taken off-site by or on behalf of the Selling LLC, Pharmacia Corporation, and/or Searle Ltd. of Puerto Rico prior to the Closing Date;

(iv)	Environmental Liabilities for on-site exposure to Hazardous Substances used, stored, or otherwise handled by the Selling LLC, Pharmacia Corporation, and/or Searle Ltd. of Puerto Rico at the Facility prior to the Closing Date; and

(v)	Environmental Liabilities for off-site exposure to Hazardous Substances used, stored, or otherwise handled by the Selling LLC, Pharmacia Corporation, and/or Searle Ltd. of Puerto Rico at the Facility prior to the Closing Date; and

Notwithstanding anything to the contrary set forth in this Agreement, capital and other costs of environmental-related compliance with Environmental Laws in the ordinary course of operating the Purchased Assets after the Closing Date (including closure and post-closure expenditures incurred after the Closing Date) shall not be deemed to be Excluded Environmental Liabilities; provided, however, that the foregoing does not limit (i) above.

“Excluded Permits” shall have the meaning set forth in Section 2.3(k).

“Facility” means the Drug Product Building, API Building, Support Facilities, waste water treatment plant, buildings, structures, improvements, fixtures (located at and affixed to the improvements) and betterments theron and appurtenance thereto located on the Land commonly known as Cruce Dávila, Barceloneta, Puerto Rico excluding the API Equipment.

“Fire Protection Tanks Project” means the project described in Section 7.7

“Governmental Authority” means any federal, state, Commonwealth, municipal or local judicial, legislative or regulatory authority.

“Governmental Authorizations” means all licenses, permits, certificates concessions, franchises or other authorizations or approvals under the applicable Laws of any Governmental Authority.

“Governmental Order” means any order, writ, judgment, injunction, decree, stipulation, determination, notification or award entered by or into with any Governmental Authority, including any statutory extension, modification or re-enactment of the same.

“Hazardous Substances” means any substance, pollutant or contaminant that is regulated as a hazardous waste or hazardous substance under any Environmental Law. For purposes of this Agreement, the foregoing includes petroleum products and their derivatives.

“Indemnified Party” has the meaning set forth in Section 8.3(a) hereof.

“Indemnifying Party” has the meaning set forth in Section 8.3(a) hereof.

“IRS” means the Internal Revenue Service of the United States of America.

“Intellectual Property” shall mean all intellectual property owned or licensed (as licensor or licensee) by Seller in which Seller has a proprietary interest including:

(i)	the “Pfizer”, “Warner-Lambert”, “Parke-Davis”, “Searle” and “Pharmacia” names and logos, all assumed fictional business names, trade names, registered and unregistered trademarks, service marks and applications (collectively “Marks”);

(ii)	all patents, patent applications and inventions and discoveries that may be patentable (collectively “Patents”);

(iii)	all registered and unregistered copyrights in both published works and unpublished works (collectively “Copyrights”);

(iv)	all rights in mask works;

(v)	all know how, trade secrets, confidential or proprietary information, customer lists, software, technical information, date, process technology, plans, drawings and blueprints (collectively “Trade Secrets”); and

(vi)	all rights in internet domain names presently used by Seller (collectively “Net Names”).

“Inventory” shall mean all inventory, including, but not limited to, raw materials, packaging materials, work-in-process, maintenance and operating supplies, fuels and maintenance store items owned by the Sellers at the Closing Date in connection with the operation of the Facility and warehoused at the Facility.

“Knowledge of Pfizer” means the actual knowledge of any of the individuals listed on Schedule 1.1(a).

“Land” means the real property more particularly described on Exhibit D hereto, together with all easements, covenants and other rights appurtenant thereto.

“Laws” shall include law, common law, statute, ordinance, rule, regulation, permit, order, code, injunction, judgment, decree or Governmental Order of any federal, state (including the Commonwealth), local, municipal or other Governmental Authority.

“Lease Agreement” means a document substantially in the form of Exhibit E hereto.

“Liabilities” means any and all debts, liabilities and obligations, whether accrued or fixed, known or unknown, absolute or contingent, matured or unmatured or determined or determinable.

“License” means that certain Use and Occupancy License Agreement executed prior to the date hereof between APP and Selling LLC.

“Liens” means any lien, security interest, mortgage, deed to secure debt, charge or similar encumbrance.

“Loss” or “Losses” has the meaning set forth in Section 8.1(a) hereof.

“Material Adverse Effect” means an effect that is materially adverse to the physical or financial condition of the Purchased Assets taken as a whole in excess of Three Hundred Thousand Dollars ($300,000.00), but shall exclude any effect resulting from (i) general economic conditions, (ii) any occurrence or condition generally affecting the pharmaceutical industry that does not disproportionately affect the Facility, (iii) acts of terrorism or war (whether or not threatened, pending or declared), (iv) the public announcement of this Agreement or the transactions contemplated hereby and (v) the acts or omissions of, or circumstances affecting, Purchaser or any of its Affiliates.

“Material Contracts” has the meaning set forth in Section 5.11 hereof.

“Permits” has the meaning set forth in Section 5.5 hereof.

“Permitted Encumbrances” means (i) all Liens approved in writing by Purchaser; (ii) statutory Liens arising out of operation of Law with respect to a Liability incurred in the ordinary course of business and which are not yet due or delinquent; (iii) Liens for real property taxes assessed for any period after the Closing Date; (iv) restrictive covenants and easements which appear on records affecting the Land and/or the Facility; (v) zoning, use and other restrictions imposed by any Governmental Authority; and (vi) all those matters that appear in the Survey.

“Person” means an individual, a corporation, a partnership, a limited liability company, an association, a trust or other entity or organization, including a governmental or political subdivision or an agency or instrumentality thereof.

“Pfizer” has the meaning set forth in the preamble hereof.

“Plot Plan” means that certain Plot Plan attached hereto as Exhibit I.

“PRIRC” means the Commonwealth’s Internal Revenue Code of 1994, as amended.

“Proceeding” has the meaning set forth in Section 10.11(b) hereof.

“Purchased Assets” has the meaning set forth in Section 2.1 hereof, it being understood that the Purchased Assets do not include the Excluded Assets.

“Purchase Price” has the meaning set forth in Section 2.6 hereof.

“Purchaser Group” means, collectively, ABS and the Purchasing Entity.

“Purchasing Entity” has the meaning set forth in the preamble hereof.

“Real Property” means the Land and the Facility.

“Release” means any spilling, leaking, pumping, pouring, emitting, emptying, injecting, depositing, disposing, discharging, dispersal, escaping, dumping, or leaching of a Hazardous Substance into the environment including surface water, soil, or groundwater (including the abandonment or discarding of barrels, containers, and other receptacles containing Hazardous Substances) or as otherwise defined under Environmental Laws.

“Remedial Action” shall mean action required by Governmental Authority or Governmental Order pursuant to Environmental Law to clean up soil, surface water, or groundwater in response to a Release of Hazardous Substances, including associated action taken to investigate, monitor, assess and evaluate the extent and severity of any such Release; action taken to remediate any such Release; post-remediation monitoring of any such Release; and preparation of all reports, studies, analyses or other documents relating to the above. Remedial Action also shall refer to any judicial, administrative or other proceeding relating to any of the above, including the negotiation and execution of judicial or administrative consent decrees; responding to information requests by any Governmental Authority; or defending claims brought by any Governmental Authority or any other Person, whether such claims are equitable or legal in nature, relating to the cleanup of the environment, including soil, surface water, and groundwater in response to a Release of Hazardous Substances and associated actions. Remedial Action shall not include (i) the capital, operation and maintenance costs incurred by the Purchaser Group to continue to operate the Purchased Assets which as of the Closing Date are being operated by Selling LLC in compliance with Environmental Laws; or (ii) closure and post-closure expenditures related to the Purchased Assets.

“Required Governmental Report” means any written notice, report or other filing by any party hereto that is required by Environmental Law, or by Governmental Authority.

“Retained API Equipment” means equipment, fixtures, furniture and machineries described in Exhibit J attached hereto and made a part hereof, whose title shall be retained by Pfizer on the expiration or earlier termination of the Lease Agreement.

“Retained Liabilities” has the meaning set forth in Section 2.5 hereof.

“Retained Tax Liabilities” has the meaning set forth in Section 2.5(a) hereof.

“Sellers” or the “Seller Group” shall mean Pfizer and the Selling LLC.

“Selling LLC” shall mean Pfizer Pharmaceuticals L.L.C.

“Shared Facilities” shall mean the Cafeteria (#19 on the Plot Plan”) and the Gym (#17 on the Plot Plan).

“Storm Water UIC Project” means the project described in Section 7.6.

“Straddle Period” means any Tax period that begins before and ends after the Closing Date.

“Subsidiary” means an entity as to which Pfizer or ABS or any other relevant entity, as the case may be, owns directly or indirectly 50% or more of the voting power or other similar interests.

“Support Facilities” means the amenities building (#18 on the Plot Plan), warehouse space for storage of API ingredients (#14 and 63 on the Plot Plan), the tank farms (#12, 47 and 65 on the Plot Plan), power plant generator (#42 on Plot Plan), therminol “chiller” (#10 on the Plot Plan), cooling tower (#25 on the Plot Plan), liquid nitrogen for API (#30 on the Plot Plan), chemical plant sampling room (#33 on the Plot Plan), electrical sub-station (#36 on the Plot Plan), chemical plant HVAC chiller (#49 on the Plot Plan), scrubbers and water conservation tank (#50 on the Plot Plan), chemical area parking lot (#60 on the Plot Plan), the guard house (#24 on the Plot Plan), ESH building (#52 on the Plot Plan), Celecoxib warehouse (#63 on the Plot Plan), the staging area bulk solvents (#66 on the Plot Plan), the maintenance shop in the Maintenance and Utilities I Building (#13 on the Plot Plan), the combustible drum storage area and a new hazardous waste storage area to be agreed upon by the parties.

“Survey” means that certain as-built and survey plan dated June 1998 prepared by Marcelino Díaz Declet, license number 7195, and certified by him on February 10, 2006 in connection with the Real Property.

“Tax” or “Taxes” means all taxes, charges, duties, fees, levies or other assessments, including, but not limited to, income, excise, property, sales, value added, profits, license, gross receipts, withholding (with respect to compensation or otherwise), payroll, employment, net worth, capital gains, transfer, stamp, social security, environmental, occupation and franchise taxes, imposed by any Governmental Authority, and including any interest, penalties, charges and additions attributable thereto.

“Tax Return” means any return, report, declaration, information return, statement or other document filed or required to be filed with any Governmental Authority, in connection with the determination, assessment or collection of any Tax, the establishment of any plan or the administration of any Laws relating to any Tax including any amendment thereto.

“Third Party Claim” has the meaning set forth in Section 8.4(a) hereof, including, but not limited to, any claim, action, suit or proceeding from third parties or any governmental authority or agency.

“Transaction Agreements” means this Agreement and the agreements, documents and instruments listed on Exhibit F and Exhibit G hereto.

“Treasury” means the Commonwealth’s Department of the Treasury.

“WARN” means the Worker Adjustment and Retraining Notification Act of 1988, as amended.

“Waste Water Treatment Plant Liner Replacement Project” means the project described in Section 7.9

“Where Is” means the location of the Purchased Assets on the Closing Date.

Section 1.2. Other Definitional Provisions.

(a)	The words “hereof”, “herein”, “hereto” and “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement.

(b)	The terms defined in the singular have a comparable meaning when used in the plural, and vice versa.

(c)	The terms “dollars” and “US$” means United States dollars.

(d)	References to one gender include all genders.

(e)	The term “including” is not limited, but is inclusive.

(f)	The article, section, subsection, Exhibit and Schedule references are to this Agreement unless otherwise specified.

(g)	Reference to any agreement (including this Agreement), document or instrument means such agreement, document or instrument as amended or modified and in effect from time to time in accordance with the terms thereof and, if applicable, the terms hereof.

ARTICLE II

PURCHASE AND SALE

Section 2.1. Purchase and Sale of Assets of the Facility. Upon the terms and subject to the conditions set forth herein (including Sections 2.2 and 2.3), at the Closing, the Seller Group shall sell, convey, assign, transfer, and deliver to the Purchaser Group and the Purchaser Group shall purchase, acquire and accept from the Seller Group on an “As Is” “Where Is” basis, free and clear of all Liens, other than Permitted Encumbrances, all the rights, title and interests in and to the following assets, properties and rights owned by the Seller Group on the Closing Date (collectively, the “Purchased Assets”):

(a)	the Real Property on an “As Is” “Where Is” basis;

(b)	the furniture, equipment, machinery, drug product and utility spare parts, vehicles, tools and other tangible property located at or otherwise used solely in connection with the Facility and necessary to conduct operations at the Facility as conducted as of December 31, 2005, including the items set forth on Schedule 2.1(b), but excluding (i) the Retained API Equipment; (ii) the API Equipment; and (iii) the cooling tower removed prior to the date hereof (the “Equipment”), on an “As Is” “Where Is” basis;

(c)	all rights under the contracts, licenses, and agreements solely related to the Facility (other than the API Building and the Support Facilities) and Equipment and set forth on Schedule 2.1(c), to the extent that they are assignable or consent to assignment has been obtained (the “Assumed Contracts”);

(d)	transferable Governmental Authorizations (but not including Environmental Permits that can not be transferred to the Purchaser Group for any reason) owned, utilized or licensed (subject to the terms of such licenses) by the Selling LLC that are solely required in the operation of the Facility (other than the API Building and the Support Facilities) as it was operated as of December 31, 2005;

(e)	all transferable rights of the Selling LLC under or pursuant to all warranties, representations and guarantees made by suppliers, manufacturers and contractors to the extent affecting the Purchased Assets (other than the API Building and the Support Facilities);

(f)	all vendor lists to the extent solely relating to the Facility (other than the API Building and the Support Facilities), and all files and documents (including credit information) to the extent solely relating to vendors of the Facility (other than the API Building and the Support Facilities), and other business and financial records, files, books and documents, including without limitation, permit applications, equipment maintenance records, records concerning materials used, and compliance audits, including all correspondence, redacted to remove any proprietary (product or process related) information, with the Food and Drug Administration or any foreign equivalent, and all Governmental Authorities, and all standard operating procedures for the Facility (other than the API Building and the Support Facilities), whether in hard copy or computer format, to the extent solely relating to the Facility (other than the API Building and the Support Facilities);

(g)	(i) the databases and software programs, source codes and user manuals owned, used, leased by or licensed to the Selling LLC (in the case of leases or licenses, to the extent that they are assignable or consent to assignment has been obtained), and used solely at the Facility (other than the API Building and the Support Facilities); and (ii) the computer hardware used solely at the Facility (other than the API Building and the Support Facilities and except the API process control software and hardware as provided in Schedule 2.3(j) (these would be listed on the retained equipment list)); and

(h)	all other assets used solely in connection with the Facility and located at the Facility as of December 31, 2005.

Section 2.2. Consents.

(a)	There shall be excluded from the Purchased Assets transferred at the Closing any contract, agreement, Governmental Authorization, Permit, Environmental Permit, lease, license, commitment or right that is not assignable or transferable without the consent of any Person, other than Selling LLC, any Pfizer Subsidiary, ABS or Purchaser, to the extent that such consent shall not have been given prior to the Closing, Selling LLC shall use its Best Efforts (but without any payment of money by Sellers or their Subsidiaries) to obtain all such consents during the 90-day period following the Closing and, upon receipt of any such consent during such period, the relevant contract, agreement, Governmental Authorization, Permit, Environmental Permit, lease, license, commitment or right shall then be included in the Purchased Assets. If any such consent shall not have been obtained on expiration of such 90-day period, the relevant contract, agreement, Governmental Authorization, Permit, Environmental Permit, lease, license, commitment or right shall be an Excluded Asset.

(b)

Purchaser agrees that no representation, warranty or covenant of the Seller Group contained herein shall be breached or deemed breached and no condition of Purchaser shall be deemed not to be satisfied as a result of the failure to obtain any consent referred to in Section 2.2(a) provided that the Selling LLC has used its Best Efforts as provided pursuant to Section 2.2(a) to obtain such consents.

Section 2.3. Excluded Assets. Notwithstanding any other provision in this Agreement, the Selling LLC or any Affiliate thereof shall retain, the following (the “Excluded Assets”):

(a)	Cash Equivalents;

(b)	all accounts and notes receivable;

(c)	all Inventory, except spare parts, change parts, maintenance and operating supplies, fuels and maintenance store items used directly or indirectly in connection with the API Equipment, the API Building, the Support Facilities or relating to the API Operations;

(d)	all intercompany receivables, contracts, agreements and arrangements;

(e)	all Tax losses, Tax loss carry forwards and rights to receive refunds, credits and credit carry forwards with respect to any and all Taxes, to the extent attributable to a taxable period (or portion thereof) ending on or prior to the Closing Date including, without limitation, interest thereon, whether or not the foregoing is derived from the operation of the Facility;

(f)	the corporate books and records of the Selling LLC or Pfizer;

(g)	all current and prior insurance policies and all rights of any nature with respect thereto, including all insurance recoveries and unearned premiums thereunder and rights to assert claims with respect to any such insurance recoveries;

(h)	all Intellectual Property, except as specifically identified as part of the Purchased Assets or in Section 2.1 ;

(i)	all inventories of finished goods;

(j)	API Equipment;

(k)	Selling LLC’s or any Affiliates licenses, permits, certifications and other governmental authorizations and deposits that are not assignable or are not solely used in connection with the Purchased Assets (collectively, the “Excluded Permits”), including, without limitation, any applications for Excluded Permits or for renewal of any of the Excluded Permits for which action by Governmental Authorities is pending as of the Closing Date, except that, with respect to any Environmental Permits used in the conduct of the operation of the Purchased Assets which are not assignable to Purchaser, Excluded Permits shall not include documentation necessary for Purchaser to apply for such Excluded Permits;

(l)	The cooling tower removed prior to the date hereof;

(m)	Retained API Equipment; and

(n)	All assets not expressly included in the Purchased Assets.

Section 2.4. Assumption of Certain Liabilities. Upon the terms and subject to the conditions of this Agreement, the Purchaser Group agrees, effective at the Closing, to assume the following Liabilities (collectively, the “Assumed Liabilities”):

(a)	all lawsuits commenced and claims made after the Closing (including claims of patent or other intellectual property infringement) to the extent resulting from the operation of the Real Property or the ownership of the Purchased Assets after the Closing, except for any claims or lawsuits related to the API Operations conducted by the Sellers;

(b)	all Liabilities resulting from a claim by a third party for money or other compensation (beyond the cost of a particular product) in respect of injury allegedly due and owing as a result of the operation of the Facility after the Closing, including, without limitation, warranty obligations and irrespective of the legal theory asserted, except for any Liabilities related to the API Operations conducted by the Sellers;

(c)	all Liabilities arising after the Closing under any contracts, agreements, leases, licenses or commitments that are assigned to Purchaser pursuant to Section 2.1 or 2.2 at or subsequent to the Closing;

(d)	all Liabilities to suppliers for materials and services relating to the operation of the Facility (excluding the API Operations) ordered in the ordinary course of business prior to the Closing, but scheduled to be delivered or provided after the Closing as set forth on Schedule 2.4(d), which schedule shall be mutually agreed to by the parties and provided five (5) days prior to Closing, except for any Liabilities related to the API Operations conducted by the Sellers; and

(e)	except as provided in Section 2.5, all other Liabilities arising after the Closing relating to the ownership or operation of the Purchased Assets, except for any Liabilities related to the API Operations conducted by the Sellers.

Section 2.5. Retained Liabilities. Notwithstanding any other provision in this Agreement, the Sellers shall retain and be responsible for any Liabilities that are not Assumed Liabilities including, without limitation, the following (the “Retained Liabilities”):

(a)

all Liabilities for Taxes of Selling LLC or taxes related to, imposed on, or arising from the Facility or the Purchased Assets (including the gain, if any, arising to the Sellers from the sale of the Facility and the Purchased Assets to the Purchasing Entity) for any taxable period (or portion thereof) on or prior to the Closing, except for (w) any taxes payable by ABS pursuant to the License, (x) Taxes attributable to actions taken or failures to act after the Closing by the Purchaser Group, any of its Affiliates or any transferee of Purchaser or any of its Affiliates (other than any such action expressly required or otherwise expressly contemplated by this Agreement or with the written consent of the Sellers), (y) as otherwise provided in Section 10.9, or (z) real and personal property Taxes for the calendar year of the Closing attributable to the portion of the year during which the respective real or personal property of the Facility is owned by the Purchasing Entity, its Affiliates or any transferee of the Purchasing Entity or its Affiliates (the “Retained Tax Liabilities”), provided that in the case of any real or personal property Tax for any Straddle Period, (A) the amount of such Tax attributable to the portion of such Straddle Period ending on or prior to the Closing Date shall be the amount of such Tax for the entire Straddle Period multiplied by a fraction, the numerator of which is the number of days in such Straddle Period prior to and including the Closing Date and the denominator of which is the total number of days in the entire Straddle Period and (B) the amount of such Tax attributable to the portion of such Straddle Period beginning after the Closing Date shall be the amount of such Tax for the entire Straddle Period minus the amount of such Tax determined under clause (A) of this proviso and that in the case of all other Taxes, such Taxes shall be apportioned on the basis of an interim closing of the books at the end of the Closing Date;

(b)	Liabilities exclusively associated with the Excluded Assets.

(c)	Excluded Environmental Liabilities.

Section 2.6. Purchase Price. In consideration of the sale and transfer of the Purchased Assets, ABS, as agent for the Purchasing Entity shall pay to Pfizer, as agent for the Selling LLC, on the Closing Date, the amount of THIRTY TWO MILLION FIVE HUNDRED THOUSAND DOLLARS (US$32,500,000) (the “Purchase Price”), in immediately available funds, by wire transfer in accordance with the written instructions attached hereto as Exhibit H or given by Pfizer to Purchaser not less than two (2) Business Days prior to the Closing which consideration shall be allocated as provided in Section 2.8. Such payments shall be made free of any withholdings, including, without limitation, withholding of income taxes under the PRIRC.

Section 2.7. Deposit. In consideration for Sellers’ covenant to sell the Purchased Asset in accordance with the terms and conditions contained herein, ABS delivered to Sellers the amount of THREE MILLION DOLLARS ($3,000,000.00) (the “Deposit”) pursuant to the terms of the Escrow Agreement. The Deposit shall be held in escrow and disbursed in accordance with the terms and conditions of the Escrow Agreement. At Closing, all amounts held in the escrow account, including any accrued interest on the Deposit, as per the Escrow Agreement, shall be credited to the Purchase Price.

Section 2.8. Allocation of the Purchase Price. The parties shall negotiate in good faith and agree prior to Closing on the allocation of the Purchase Price among the Purchased Assets (the “Allocation”). In the event that ABS chooses an independent appraisal firm to perform an appraisal to support the Allocation, the cost of such appraisal firm shall be borne by ABS. Pfizer shall be provided with a copy of the appraiser’s report within fifteen (15) Business Days following the delivery of such report to ABS and, provided that Pfizer consents to the report, the Allocation shall be made as specified in the report. If Pfizer does not consent to the appraiser’s report, Pfizer and ABS shall use their best efforts to mutually agree on any changes to be made to the report and the Allocation shall be made as specified in the report so changed. The Sellers, on the one hand, and the Purchaser Group, on the other, shall (i) be bound by the Allocation for purposes of determining any Taxes, (ii) prepare and file, and cause its Affiliates to prepare and file, its Tax Returns, including, without limitation, Internal Revenue Service Form 8594, on a basis consistent with the Allocation, and (iii) take no position, and cause its Affiliates to take no position, inconsistent with the Allocation on any applicable Tax Return or in any proceeding before any taxing authority or otherwise. Any post-Closing adjustment, if any, to the Purchase Price shall be allocated to each Purchased Asset to which the adjustment relates, and the Purchase Price allocation to such Purchased Asset shall be correspondingly increased or decreased.

Section 2.9. Risk of Loss. Until the Closing, any loss of or damage to the Purchased Assets from fire, casualty or any other occurrence shall be the sole responsibility of Pfizer or its Affiliates, as the case may be. At the Closing, title to the Purchased Assets shall be transferred to the Purchasing Entity, except for those Purchased Assets which transfer of title is conditioned on the transfer or approval of a Permit after the Closing. The Purchasing Entity shall bear all risks of loss associated with the Purchased Assets after Closing; provided, however, that the Purchasing Entity shall not bear the risk of loss of any Purchased Asset until title to such Purchased Asset has been transferred, except if the Purchasing Entity is controlling, supervising, operating or using the Purchased Asset.

ARTICLE III

CLOSING

Section 3.1. Closing.

(a)	The Closing shall take place at the offices of Pfizer, 235 E. 42nd Street, New York, New York, at 10:00 A.M., New York time, upon the meeting of all conditions to Closing set forth in Article IV or such other time as the parties may agree, but not later than December 31, 2006. The date on which the Closing occurs is called the “Closing Date.” The Closing shall be deemed to occur and be effective as of 11:59 P.M., New York City time, on the Closing Date.

(b)	At the Closing, Pfizer shall deliver or cause to be delivered to the Purchasing Entity the instruments and documents set forth in Exhibit F hereto, in each case, in a form reasonably acceptable to the Purchaser Group.

(c)

At the Closing, ABS shall deliver to Pfizer, the following: (i) the Purchase Price, less the amounts held in escrow in accordance with the Escrow Agreement described in Section 2.7 above, by wire transfer in immediately available funds to one or more accounts set forth on Exhibit H or as otherwise specified in writing by Pfizer at least two (2) Business Days prior to the Closing Date, free of any withholdings, including, without limitation, withholding of income taxes under the Puerto Rico Internal Revenue Code of 1994, as amended, and (ii) the instruments and documents set forth in Exhibit G hereto, in each case, in a form reasonably acceptable to Pfizer.

ARTICLE IV

CONDITIONS TO CLOSING

Section 4.1. Conditions to the Obligations of ABS and Pfizer. The respective obligations of each of the parties to consummate the transactions contemplated by this Agreement shall be subject to the satisfaction of the following conditions precedent:

(a)	There shall not be in effect any Law or Governmental Order that makes illegal or enjoins, prevents or modifies in any respect the consummation of the transactions contemplated by this Agreement;

(b)	There shall not have been commenced and be continuing, or threatened in writing, any action or proceeding by any Governmental Authority which seeks to prevent or enjoin in any respect the transactions contemplated by this Agreement;

(c)	Any approval or action of any Governmental Authority that is necessary to lawfully consummate the transactions contemplated hereby shall have been obtained or taken, and any investigation opened or otherwise commenced by such Governmental Authority shall have been closed; and

(d)	The parties shall also execute at the Closing, a Bill of Sale, an Assumption Agreement, the Deed and the Lease Agreement referenced herein, which accurately reflect and take into account the purchase and sale of the Purchased Assets contemplated under this Agreement.

(e)	The parties shall also negotiate and prepare, in form and content mutually acceptable to both parties, the Allocation.

(f)	The parties shall also prepare Schedule 2.4(d) which shall be mutually acceptable to both parties.

Section 4.2. Conditions to the Obligations of ABS. The obligation of ABS to consummate the transactions contemplated by this Agreement shall be subject to the satisfaction of the following conditions precedent:

(a)

(i) Pfizer, the Selling LLC and any Pfizer Affiliate obligated under the Agreement shall have performed in all material respects its agreements and obligations contained in this Agreement required to be performed by it at or before the Closing, and (ii) the representations and warranties of Pfizer or the Seller LLC contained herein (A) that are qualified by materiality or Material Adverse Effect shall be true and correct as of the Closing as if made as of such date, and (B) that are not qualified by materiality or Material Adverse Effect shall be true and correct in all material respects at and as of the Closing as if made at and as of such time. Purchaser shall have received a certificate of Pfizer, dated as of the Closing

Date and signed by an officer of Pfizer, certifying as to the fulfillment of the foregoing;

(b)	Pfizer shall have made or caused to be made delivery to the Purchasing Entity of the items required by Section 3.1(b);

(c)	ABS shall have obtained the consents to transfer or have successfully been transferred (or, with respect to the EPA Hazardous Waste Generator Number, been issued) the Permits (including the Environmental Permits) and contracts set forth in Schedule 4.2(c).

(d)	The Selling LLC shall pay the recording fees required by the Registrar of property of the Commonwealth and shall use Best Efforts to cure any written deficiency notice received from the Registrar of Property of the Commonwealth by Selling LLC and, if such deficiencies are not cured by the Closing Date, Selling LLC shall use Best Efforts after the Closing Date to cure such deficiencies.

(e)	Purchaser Entity shall have received from one or more title companies authorized to do business in the Commonwealth, selected by Purchaser Entity, and reasonably acceptable to Sellers, standard 1992 ALTA Form B owner’s (with respect to the Land) title insurance policies obtained at Purchaser Entity’s expense. Such policy shall: (i) be dated as of the Closing Date; (ii) be accompanied by copies of all documents referenced as exceptions to title; (iii) insure good, valid and marketable fee simple title to the Land in Purchaser Entity subject only to Permitted Encumbrances; and (iv) contain an access endorsement, same land as survey endorsement, separate tax lot endorsement and a waiver of subrogation endorsement in favor of Sellers. Pfizer agrees to execute such reasonable affidavits and other documents, consistent with local practice, as are necessary to induce Purchaser Entity’s title company to issue the policies and endorsements in the manner set forth above.

Section 4.3. Conditions to the Obligations of Pfizer. The obligation of Pfizer to consummate the transactions contemplated by this Agreement shall be subject to the satisfaction of the following conditions precedent:

(a)	(i) ABS shall have performed in all material respects its agreements and obligations contained in this Agreement required to be performed by it at or before the Closing, and (ii) the representations and warranties of ABS contained herein (A) that are qualified by materiality shall be true and correct as of the Closing as if made as of such date, and (B) that are not qualified by materiality shall be true and correct in all material respects at and as of the Closing as if made at and as of such time. Pfizer shall have received a certificate of ABS, dated as of the Closing Date and signed by an officer of ABS, certifying as to the fulfillment of the foregoing; and

(b)	ABS shall have made or caused to be made delivery to Pfizer of the items required by Section 3.1(c).

Section 4.4. Reasonable Efforts. To the extent not otherwise specified herein, each party to this Agreement shall use its diligent and reasonable efforts in good faith to satisfy those conditions precedent to its or to the other party’s obligation to consummate the transactions contemplated by this Agreement to the extent that such satisfaction requires action by such party.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PFIZER

Pfizer hereby represents and warrants to ABS as follows:

Section 5.1. Organization. Pfizer is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware. The Selling LLC is a limited liability company duly organized, validly existing and in good standing under the Laws of the State of Delaware and duly authorized to do business under the Laws of the Commonwealth.

Section 5.2. Authority; Binding Effect.

(a)	Each of the Sellers has all requisite corporate power and authority to carry on its business as it is now being conducted and to execute, deliver and perform each Transaction Agreement to which it is a party. The execution, delivery and performance by each Seller of each Transaction Agreement to which it is a party has been or will have been at the Closing duly authorized by all requisite corporate action on the part of Pfizer or the Selling LLC, as the case may be.

(b)	This Agreement constitutes and, when executed and delivered in accordance with its terms, each other Transaction Agreement will constitute, a valid and binding obligation of the Sellers, enforceable against the Sellers that are a party thereto, in accordance with its terms, except, as enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally or by general principles of equity (regardless of whether enforcement is sought in a proceeding in equity or law).

Section 5.3. Non-Contravention. The execution, delivery and performance by each Seller of each Transaction Agreement to which it is a party, and the consummation of the transactions contemplated hereby and thereby, do not and will not (i) violate any provision of the certificate of incorporation, bylaws or other comparable organizational documents of any Seller; (ii) subject to obtaining the consents or other actions referred to in Schedule 5.4, result in a breach of, or default under (whether after the giving of notice or the lapse of time or both), or right to accelerate with respect to, or result in the termination of any contract, commitment or other obligation to which any Seller or any of its Affiliates is a party or is subject relating to a Purchased Asset, or result in the creation of any Lien on any Purchased Asset; or (iii) assuming compliance with the matters set forth in Sections 5.4 and 6.4, conflict with, violate or result in a breach of or constitute a default under any Law or other restriction of any Governmental Authority to which any Seller is subject with respect to the Facility, except, with respect to clauses (ii) and (iii) above, for any breaches, defaults or Liens as would no be reasonably be expected to have, individually or in aggregate, a Material Adverse Effect.

Section 5.4. Consents. Except with respect to Environmental Permits, Schedule 5.4 sets forth each agreement, contract or other instrument binding upon Sellers, other than any Governmental Authorizations, that are related to the operation of the Facility (a) requiring a consent or other action by any Person or (b) pursuant to which obligations would be accelerated or rights would be terminated, as a result of the execution, delivery and performance of this Agreement (the “Consents”).

Section 5.5. Licenses and Permits. Except with respect to Environmental Permits, Schedule 5.5 describes each material license, permit, certificate, approval or other similar Governmental Authorizations required to operate the Facility (the “Permits”), together with the name of the Governmental Authority issuing such Permit. Except as set forth on Schedule 5.5, to the Knowledge of Pfizer, (i) the Permits are valid and in full force and effect, and (ii) Seller is not in default, and no condition exists that with notice or lapse of time or both would constitute a default, under the Permits.

Section 5.6. Governmental Authorization. Other than as set forth in Schedule 5.6, the execution, delivery and performance by any of the Sellers of each Transaction Agreement does not require any consent or approval of any Governmental Authority except for such consents or approvals, the failure of which to obtain, would not reasonably be expected to have, individually or in aggregate, a Material Adverse Effect.

Section 5.7. Conduct of Business. Since January 1, 2006, except to the extent set forth in Schedule 5.7, the operations of the Facility have been conducted in the normal course of business consistent with past practices and there has not been:

(a)	any event, occurrence, development or state of circumstances or facts which, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect;

(b)	any creation or other incurrence of any Lien on any Purchased Asset other than Permitted Encumbrances;

(c)	any damage, destruction or other casualty loss (whether or not covered by insurance) affecting the Facility or any Purchased Asset which, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect;

(d)	any transaction or commitment made, or any contract or agreement entered into, by any Seller relating to the Facility or any other Purchased Asset (including the acquisition or disposition of any assets) or any relinquishment by any Seller of any contract or other right, in either case, material to the Facility or operation of the Facility, other than (i) transactions and commitments in the ordinary course of business consistent with past practices and (ii) those contemplated by this Agreement; or

(e)

any capital expenditure, or commitment for a capital expenditure, for additions or improvements to property, plant and equipment, other than any capital expenditures or commitments which have been budgeted, including the (i) capital project to improve the management of storm water flows at the Facility, known as the “Storm Water UIC Project”, (ii) the capital project to improve the roof of the fire protection system storage tanks, known as the “Fire Protection Tanks Project” (iii) the API Building pipe rack sprinkler installation, known as the “API Building Pipe Rack Sprinkler Project” and (iv) the replacement of the waste water treatment plant liner, known as the “Waster Water Treatment Plant Liner Replacement Project”.

Section 5.8. No Litigation.

(a)	To the Knowledge of Pfizer, as of the date hereof, no litigation, preliminary or permanent injunction, cease or desist order, investigation or proceeding by or before any court or Governmental Authority or arbitrator is pending against or threatened in writing against any of the Sellers, concerning the Facility, its operations or employees, except as set forth in Schedule 5.8(a).

(b)	There are no outstanding orders, injunctions or decrees of any Governmental Authority that apply to any of the Purchased Assets that restrict the ownership, disposition or use of the Purchased Assets, which restriction or restrictions have had or would reasonably be expected to have, individually or in aggregate, a Material Adverse Effect.

Section 5.9. Compliance with Laws. Except with respect to Environmental Matters (which are the subject of Section 5.10), and except as to matters otherwise set forth in this Agreement or set forth in Schedule 5.9:

(a)	To the Knowledge of Pfizer, the Selling LLC is in compliance in all respects with all Laws applicable to the ownership or operation of the Purchased Assets, except to the extent that the failure to comply therewith has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect; and

(b)	The Selling LLC possesses all Governmental Authorizations necessary for the operation of the Facility as it is currently conducted, except where the failure to possess any such Governmental Authorization would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 5.10. Environmental Matters. To the Knowledge of Pfizer, and except as set forth on Schedule 5.10:

(a)	the Purchased Assets are in substantial compliance with all applicable Environmental Laws and/or Environmental Permits, in each case, in effect as of the Closing Date; and (ii) the Selling LLC is not undertaking, nor has Selling LLC received written notice that it is subject to, a Remedial Action or enforcement action under any applicable Environmental Laws and/or Environmental Permits with respect to the Purchased Assets, in each case, in effect as of the Closing Date, except for such compliance, Remedial Actions or enforcement actions that would not have a Material Adverse Effect

(b)	the Selling LLC has obtained all Environmental Permits required under all applicable Environmental Laws, in effect as of the Closing Date, in relation to the Purchased Assets, except for such failure to obtain as would not have a Material Adverse Effect;

(c)	no written claims have been made that could reasonably be expected to result, as of the Closing Date, in Environmental Liability arising from or as a result of (i) on-site exposures to Hazardous Substances from the Real Property; (ii) Releases of Hazardous Substances at or from the Real Property; or (iii) off-site treatment, storage or disposal of Hazardous Substances transported from the Purchased Assets;

(d)	the underground wastewater lines associated with the Facility, as of the Closing Date, have been inspected and maintained consistent with the Selling LLC’s Process Safety Management Mechanical Integrity Compliance Guidelines (February 2003), and procedure #22.796.00 (October 2002) which procedures and guidelines have been disclosed to the Purchaser Group;

(e)	all Equipment and pipelines associated with the Facility has been taken out of service, as of the Closing Date, consistent with the Selling LLC’s procedures #45.565.04 (July 2004), #63.009.06 (September 2005), #63.005.03 (October 2003), #60.540.12 (September 2005), and #63.006.17 (September 2005) which procedures have been disclosed to the Purchaser Group;

(f)	asbestos-containing materials have been removed from certain areas of the Facility, as of the Closing Date, as has been disclosed to the Purchaser Group in Section 4.10.1 of the Detailed Divestiture Environmental Site Assessment report prepared by Golder Associates and dated October 2005;

(g)	lead based paint has been removed from certain areas of the Facility, as of the Closing Date, as has been disclosed to the Purchaser Group in Section 4.10.4 of the Detailed Divestiture Environmental Site Assessment report prepared by Golder Associates and dated October 2005; and

(h)	there are no underground storage tanks located on the Real Property, as of the Closing Date.

Notwithstanding any other provision of this Agreement, the representations and warranties contained in this Section 5.10 are the sole representations and warranties of the Sellers relating to Environmental Laws, Environmental Permits, and/or environmental matters.

The Purchaser Group acknowledges that the Sellers have granted access to the Purchaser Group and its employees, agents and representatives to the Purchased Assets for such inspections as the Purchaser Group has deemed necessary or desirable in the conduct of an environmental due diligence assessment (and copies of the Detailed Divestiture Environmental Site Assessment Report dated October 2005 and the Data Summary Report for the November 2005 Groundwater Sampling prepared by Golder Associates have been provided to the Purchaser Group by Sellers) prior to the date of the execution of this Agreement. The Purchaser Group also acknowledges that it has had the opportunity to interview certain current agents, representatives and employees with managerial responsibility for environmental matters with regard to the Purchased Assets.

Section 5.11. Material Contracts.

(a)	Except for intercompany agreements, agreements entered into after the date hereof in accordance with Section 7.2 or as set forth on Schedule 5.11 (the “Material Contracts”), Sellers are not parties to or bound by any of the following solely related to the Facility:

(i)	any contract, agreement or other arrangement for the purchase of materials, supplies, goods, services, equipment or other assets or other personal property with any supplier or for the furnishing of services solely related to the Facility, in each case, extending beyond one year from the date hereof or the terms of which provide for financial commitments in excess of US$10,000;

(ii)	any contract, agreement or other arrangement for the furnishing of services by the Facility, in each case, with firm commitments in excess of three years from the date hereof;

(iii)	any lease, sublease or other agreement granting rights of occupancy or use of real property solely related to the Facility, other than the License; or

(iv)	any contract, agreement or other arrangement which provide for financial commitments in excess of US$10,000 solely related to the Facility.

(b)	Except as disclosed in Schedule 5.11, (i) each Material Contract and each Assumed Contract is valid and binding on the Sellers that are a party to such contract and, to the Knowledge of Pfizer, on the other party thereto, and is in full force and effect and (ii) Sellers are not, or to the Knowledge of Pfizer, no other party thereto is, in breach of, or in default under, any Material Contract or any Assumed Contract, in any material respect.

Section 5.12. Real Property.

(a)	Exhibit D sets forth a legal description of the Land.

(b)	Except for the License and the Lease, the Selling LLC is not a party to any lease, sublease, license or other similar arrangement to occupy (whether as landlord, sublandlord, tenant, subtenant or other occupancy arrangement) any real property or interest in real property that is used or held for use in connection with the operation and use of the Facility as it is currently operated and used.

(c)	The Selling LLC is the sole owner of fee simple title (“pleno dominio”) to the Real Property, free and clear of any Liens other than the Permitted Encumbrances.

(d)	To the Knowledge of Pfizer, there are no special assessment, condemnation, eminent domain or similar proceeding existing or pending, or, to the Knowledge of Pfizer threatened in writing, relating to any component of the Real Property or any portion thereof.

(e)	Except as set forth on Schedule 5.12(e), to the Knowledge of Pfizer, as of the Closing no default or breach exists under any of the covenants, restrictions, conditions, rights of way or easements, if any, affecting all or any portion of the Real Property which, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect.

Section 5.13. INTENTIONALLY OMITTED

Section 5.14. Taxes. To the Knowledge of Pfizer, there are no material Liens for Taxes upon any of the Purchased Assets, except for Liens for Taxes not yet due and payable or being contested in good faith.

Section 5.15. Title or Ownership to the Purchased Assets. Sellers own or have good and marketable title to all of the Purchased Assets free and clear of any Liens except for Permitted Encumbrances.

Section 5.16. Brokers. Except as set forth on Schedule 5.16, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Sellers. Sellers shall be responsible for the payment of any brokerage, finder’s or other fee or commission due, if any, to the Persons listed in Schedule 5.16 in connection with the transactions contemplated by this Agreement.

Section 5.17 Disclaimer. Purchaser and its representatives and agents have had and have exercised, prior to the date hereof, the right to make all inspections and investigations of the Facility and the Purchased Assets deemed necessary or desirable by Purchaser. Purchaser is purchasing the Purchased Assets based on the results of its inspections and investigations and this Agreement and therefore, except as expressly set forth in this Agreement, Purchaser is acquiring the Purchased Assets in an “As Is” “Where Is” basis. All warranties of habitability, merchantability and fitness for any particular purpose, and all other warranties arising under the Uniform Commercial Code (or similar Commonwealth Laws, including without limitations the Civil Code of the Commonwealth and the laws of the State of New York), are hereby disclaimed by Seller and waived by Purchaser. Purchaser further represents that neither Pfizer nor any other Person has made any representation or warranty, express or implied, as to the accuracy or completeness of any information regarding the Facility, any of the Purchased Assets or the Assumed Liabilities other than as expressly set forth in this Agreement. Except as otherwise provided in this Agreement, neither Pfizer nor any other Person (including without limitation Pfizer’s agents or contractors), will have or be subject to any Liability to Purchaser or any other Person resulting from the distribution to Purchaser or its representatives or agents (except to the extent such actions involved fraud or willful misconduct) or Purchaser’s use of, any such information or any other documents or information provided to Purchaser or its representatives or agents in connection with the sale of the Purchase Assets.

ARTICLE VI

REPRESENTATIONS AND WARRANTIES OF ABS

ABS represents and warrants to Pfizer as follows:

Section 6.1. Organization. ABS is duly organized, validly existing and in good standing under the Laws of the State of Delaware.

Section 6.2. Authority; Binding Effect.

(a)	The Purchaser Group has all requisite corporate power and authority to carry on its business as it is now being conducted and to execute, deliver and perform each Transaction Agreement to which it is a party. The execution, delivery and performance by the Purchasing Entity and/or ABS of each Transaction Agreement to which it is a party has been or will have been at the Closing duly authorized by all requisite corporate action on the part of the Purchasing Entity and/or ABS, as the case may be.

(b)	This Agreement constitutes and each other Transaction Agreement, when executed and delivered in accordance with its terms will constitute, a valid and legally binding obligation of ABS or the Purchasing Entity, as the case may be, enforceable against ABS or the Purchasing Entity, as the case may be, in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally or by general principles of equity (regardless of whether enforcement is sought in a proceeding in equity or law).

Section 6.3. Non-Contravention. The execution, delivery and performance by the Purchasing Entity and/or ABS of each Transaction Agreement, and the consummation of the transactions contemplated hereby and thereby, do not and will not (i) violate any provision of the certificate of incorporation, bylaws or other comparable organizational documents of the Purchasing Entity and/or ABS, as the case may be; (ii) result in a breach of, or default under, or right to accelerate with respect to, any term or provision of any contract, commitment or other obligation to which ABS or any of its Affiliates is a party or is subject; or (iii) assuming compliance with the matters set forth in Sections 5.4 and 6.4, conflict with, violate or result in a breach of or constitute a default under any Law or other restriction of any Governmental Authority to which the Purchasing Entity or ABS is subject, except with respect to clauses (ii) and (iii) above, for any breaches or defaults as would reasonably be expected to have, individually or in aggregate, a Material Adverse Effect.

Section 6.4. Governmental Authorization. The execution, delivery and performance by the Purchasing Entity and/or ABS of each Transaction Agreement does not require any consent or approval of any Governmental Authority, except for those consents or approvals, the failure of which to obtain, would not reasonably be expected to have, individually or in aggregate, a Material Adverse Effect.

Section 6.5. Litigation. There is no action, order, writ, injunction, judgment or decree outstanding, or suit, litigation, proceeding, labor dispute (other than routine grievance procedures), arbitration, investigation or reported claim, pending, or to ABS’s knowledge, threatened, before any Governmental Authority, which seeks to delay or prevent the consummation of the transactions contemplated by this Agreement or would, if successful, materially and adversely affect the ability of the ABS to consummate the transactions contemplated by this Agreement.

Section 6.6. Financial Capability. Purchaser has funds sufficient for the Purchase Price to be paid by it under the terms of this Agreement.

Section 6.7. Brokers. Except as set forth on Schedule 6.7, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Purchaser Group. Purchaser Group shall be responsible for the payment of any brokerage, finder’s or other fee or commission due, if any, to the Persons listed in Schedule 6.7 in connection with the transactions contemplated by this Agreement.

ARTICLE VII

COVENANTS

Section 7.1. Information and Documents; Confidentiality.

(a)	From the date hereof until the Closing Date, upon reasonable advance notice, Pfizer shall permit ABS and its representatives to have access, during regular business hours and upon reasonable notice, to the facilities, assets, employees, books and records of the Sellers relating to the Purchased Assets, and shall furnish, or cause to be furnished, to ABS such financial, tax and operating data and other available information with respect to the Purchased Assets as ABS and its representatives shall from time to time reasonably request; provided that no such access shall unreasonably interfere with Pfizer or the Selling LLC’s operation of its businesses, including, without limitation, the Facility.

(b)	INTENTIONALLY OMITTED.

Section 7.2. Conduct of Business. From the date hereof until the Closing Date, Pfizer shall maintain the operating systems and equipment of the Facility in good condition in accordance with its standard operating procedures for a closed facility; provided, however, that the temperature and humidity control and pressure differential shall be maintained in the aseptic core area in accordance with Selling LLC’s standard operating procedures. From the date hereof until the Closing Date, except as otherwise specifically contemplated by this Agreement or as ABS shall otherwise consent in writing, Pfizer shall cause the Selling LLC to, with respect to the Purchased Assets:

(a)	not incur, create or assume any Lien with respect to any Purchased Asset other than Permitted Encumbrances;

(b)	not acquire any assets or lease or license any Purchased Asset outside of the ordinary course of business consistent with past practice or dispose of any Purchased Assets;

(c)	not enter into, amend any material term of, or waive any material right under, any Material Contract;

(d)	not agree to take any of the foregoing actions; and

(e)	not engage in any conduct or action that would result in a Material Adverse Effect on the Purchased Assets.

Section 7.3. Reasonable Best Efforts; Certain Governmental Matters.

(a)	Upon the terms and subject to the conditions herein provided (including, without limitation, Section 2.2 hereof), each of the parties hereto agrees to use its reasonable Best Efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary under applicable Laws to consummate and make effective the transactions contemplated by the Transaction Agreements, including, without limitation, (i) to comply promptly with all legal requirements which may be imposed on it with respect to the Transaction Agreements and the transactions contemplated thereby (which actions shall include, without limitation, furnishing all information required by applicable Law in connection with approvals of or filings with any Governmental Authority); (ii) to satisfy the conditions precedent to the obligations of such party hereto; (iii) to obtain any consent, authorization, order or approval of, or any exemption by, any Governmental Authority or other public or private third party required to be obtained or made by the Purchaser Group or the Sellers in connection with the transactions contemplated by the Transaction Agreements; and (iv) to take any action reasonably necessary to vigorously defend, lift, mitigate or rescind the effect of any litigation or administrative proceeding adversely affecting the consummation of the transactions contemplated by the Transaction Agreements, including promptly appealing any adverse court or administrative decision.

(b)	Subject to appropriate confidentiality protections and applicable Law, each of the parties hereto will furnish to the other party such necessary information and reasonable assistance as such other party may reasonably request in connection with the foregoing and will provide the other party with copies of all filings made by such party with any Governmental Authority and, upon request, any other information supplied by such party to a Governmental Authority in connection with the Transaction Agreements and the transactions contemplated thereby.

(c)

Each of the parties hereto agrees to use its Best Efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary for it to do to effect all registrations, filings and transfers of all Permits, including

Environmental Permits, necessary for the operation of the Purchased Assets and required under applicable Laws.

Section 7.4. Tax Matters.

(a)	Preparation and Filing of Tax Returns. The Sellers shall be responsible for the preparation and timely filing of all Tax Returns in respect of the Retained Tax Liabilities that are required by Law to be filed by the Sellers (including any Puerto Rico and/or United States income, gross receipts, or municipal license tax returns). ABS shall cause the Purchasing Entity to prepare and timely file all Tax Returns that are required to be filed after the Closing Date with respect to periods on or after the Closing Date in respect of the Purchased Assets.

(b)	Payment of Taxes. Except as provided in the License, the Sellers shall be responsible for the payment of all Taxes due with respect to Tax Returns for which the Sellers are responsible pursuant to Section 7.4(a) (including any Puerto Rico and/or United States income, gross receipts, or municipal license taxes), other than real and personal property Taxes for the calendar year of the Closing attributable to the portion of the year that the respective real or personal property of the Purchased Assets is owned by Purchasing Entity, as calculated pursuant to Section 2.5. The Purchasing Entity shall be responsible for the payment of all Taxes due with respect to Tax Returns for which the Purchasing Entity is responsible pursuant to Section 7.4(a), provided that the Sellers shall pay to the Purchasing Entity the amount of any Retained Tax Liabilities required to be reported on any Tax Return which is required to be prepared and filed by the Purchasing Entity pursuant to Section 7.4(a).

(c)	Tax Cooperation. Each of the Purchaser Group, on the one hand, and the Sellers, on the other hand, shall provide the other party with such information and records and make such of its officers, directors, employees and agents available as may reasonably be requested by such other party in connection with the preparation of any Tax Return or any audit or other proceeding that relates to the Facility. This Tax cooperation does not include payment of attorneys, accountants or other professional advisors in connection with such cooperation.

(d)	Refunds. In the case of any refunds or credits with respect to real or personal property Taxes for any Straddle Period, the Sellers shall be entitled to receive payment (promptly after receipt or entitlement thereto) of the amount of such refunds or credits multiplied by the fraction described in Section 2.5 for such Straddle Period.

(e)	Tax Indemnification.

(i)

The Sellers shall pay for, indemnify, defend and hold the Purchaser Group and its Affiliates harmless from and against all Retained Tax Liabilities. Further, the Sellers’ obligations pursuant to this Section 7.4(e)(i) shall terminate effective 60 days after the expiration of the applicable statute of limitations (including extensions) in respect of each such Liability.

(ii)	The Purchaser Group shall pay for, indemnify, defend and hold the Sellers and their respective Affiliates harmless from and against all Liabilities for Taxes related to the Purchased Assets and the Facility that are not Retained Tax Liabilities. The Purchaser Group’s obligations pursuant to this Section 7.4(e)(ii) shall terminate effective 60 days after the expiration of the applicable statute of limitations (including extensions) in respect of each such Liability.

(iii)	Any indemnity payment required to be made pursuant to this Section 7.4(e) shall be paid within 30 days after the indemnified party makes written demand upon the indemnifying party.

(iv)	Amounts paid to, by or on behalf of the Purchaser Group as indemnification shall be treated as adjustments to the Purchase Price.

(f)	Tax Contests.

(i)	If a claim shall be made by any taxing authority (a “Tax Claim”) which, if successful, might result in an indemnity payment pursuant to Section 7.4(e), the party receiving notice of such claim shall promptly notify the other party of such Tax Claim; provided that the failure by an indemnified party to provide prompt notification shall not relieve the indemnifying party of its indemnification obligations hereunder except to the extent that the indemnifying party is materially prejudiced thereby in defending such Tax Claim.

(ii)	Except as otherwise provided in Section 7.4(f)(iii), the Sellers shall control all proceedings relating to any Tax Claim with respect to a Retained Tax Liability and make all decisions in connection with such Tax Claim (including, without limitation, selection of counsel) and, without limiting the foregoing, may in their sole discretion pursue or forego any and all administrative appeals, proceedings, hearings and conferences with any taxing authority with respect thereto, and may, in their sole discretion, either pay the Tax claimed and sue for a refund (where applicable law permits such refund suits) or contest the Tax Claim in any permissible manner; provided the Sellers shall not take any position, unless required by Law, that could reasonably be expected to have a Material Adverse Effect on the Purchaser Group without consulting with the Purchaser Group regarding such position. The Purchaser Group shall be entitled to be informed of such Tax Claim within a reasonable time after such Tax Claim is asserted and the developments with respect to such Tax Claim at any administrative meeting, conference, hearing or other proceeding.

(iii)	Subject to the Lease and except as otherwise provided in Section 7.4(f)(ii), the Purchaser Group shall control all proceedings with respect to Taxes related to the Purchased Assets and the Facility for any taxable period beginning after the Closing Date.

(iv)	The Sellers and the Purchaser Group shall jointly control any proceedings with respect to real and personal property Taxes relating to the Purchased Assets for any Straddle Period.

(v)	The Purchaser Group and its Affiliates, on the one hand, and the Sellers and their respective Affiliates, on the other, shall cooperate in contesting any Tax Claim, which cooperation shall include the retention and (upon request) the provision to the requesting party of records and information which are reasonably relevant to such Tax Claim, and making employees available on a mutually convenient basis to provide additional information or explanation of any material provided hereunder or to testify at proceedings relating to such Tax Claim.

Section 7.5. Employees.

(a)	Employees relating to the API Building and related facilities. Pfizer shall be responsible for all personnel needed to operate the API Building, who shall remain employees or contractors of Pfizer, including any severance related costs at such time as any such employees are no longer required by Pfizer.

(b)	Other Site Employees. Pfizer will be responsible for any severance related costs for any utility, facility and maintenance staff terminated by Pfizer.

(c)	Upon closing of the API Building, Pfizer will be responsible for the termination of all employees and for any statutory or severance payment due to such employees. Pfizer and not the Purchaser Group, shall be solely responsible for payment of any salary, wages, bonuses and benefits (including vacation and sick pay) of Pfizer’s employees, accrued and owed as of the Closing.

Section 7.6. Storm Water UIC Project- Sellers agree to complete the development and implementation of the Storm Water UIC Project which project will be developed and implemented by the Sellers or any qualified contractor, according to the plans, drawings and specifications developed by Sellers as of the date hereof, or as amended from time to time by Sellers in good faith consultation with the Purchasing Entity. The Sellers shall not be required to guarantee that the completed Storm Water UIC Project will result in achieving regulatory compliance with any Environmental Law or Environmental Permit, however, the risks associated with the construction work on this project shall remain with the Sellers. The Purchaser Group shall provide Sellers with any and all easements necessary or required to complete the Storm Water UIC Project and hereby agree not to engage in any action or inaction which may have the effect of interfering with, delaying or increasing the cost of, the completion of this project.

Section 7.7. Fire Protection Tanks. Sellers agree to complete the development and implementation of the Fire Protection Tanks Project which project will be developed and implemented by the Sellers or any qualified contractor, substantially in accordance with the plans, drawings and specifications developed by Sellers as of the date hereof, or as amended from time to time by Sellers in good faith consultation with the Purchasing Entity.

Section 7.8. API Building Pipe Rack Sprinklers. Sellers agree to complete the development and implementation of the API Building Pipe Rack Sprinklers Project which project will be developed and implemented by the Sellers or any qualified contractor substantially in accordance with the plans, drawings and specifications developed by Sellers as of the date hereof, or as amended from time to time by Sellers in good faith consultation with the Purchasing Entity.

Section 7.9. Waste Water Treatment Plant Liner. Sellers agree to complete the development and implementation of the Waste Water Treatment Plant Liner Replacement Project which project will be developed and implemented by the Sellers or any qualified contractor, substantially in accordance with the plans, drawings and specifications developed by Sellers as of the date hereof, or as amended from time to time by Sellers in good faith consultation with the Purchasing Entity.

Section 7.10. Insurance. As of the Closing Date, the coverage under all insurance policies related to the Facility shall continue in force only for the benefit of the Sellers and their Affiliates and not for the benefit of the Purchaser Group. Except as provided in the Lease Agreement and the License, the Purchaser Group agrees to arrange for its own insurance policies with respect to the Purchased Assets covering all periods after the Closing Date and agrees not to seek, through any means, to benefit from any of Sellers’ or their Affiliates’ insurance policies which may provide coverage for claims relating in any way to the Facility on or prior to the Closing Date.

Section 7.11. Notification of Certain Matters. Pfizer shall give prompt notice to ABS, and ABS shall give prompt notice to Pfizer, of the occurrence, or non-occurrence, of any event the occurrence or non-occurrence of which would be reasonably likely to cause (i) any representation or warranty of Pfizer or ABS, as the case may be, contained in this Agreement to be untrue or inaccurate in any material respect at or prior to the Closing or (ii) Pfizer or ABS, as the case may be, to fail to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it hereunder; provided however, that the delivery of any notice pursuant to this Section 7.8 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice.

Section 7.12. Bulk Transfer Laws. The Purchaser Group acknowledges that the Sellers have not taken, and do not intend to take, any action required to comply with any applicable bulk sale or bulk transfer laws or similar laws. Pfizer agrees to indemnify the Purchaser Group for any loss resulting from Sellers’ failure to comply with any applicable bulk sale or bulk transfer laws or similar laws.

Section 7.13 Intentionally Omitted.

Section 7.14. Lease Agreement. At the Closing, the Purchasing Entity and Pfizer shall enter into, execute and deliver the Lease Agreement.

Section 7.15. Compliance with WARN, Etc. With respect to WARN or other similar Laws of any jurisdiction, the parties hereto will timely give any notices and take any other actions as may be required thereunder.

Section 7.16. Further Assurances and Cooperation. Subject to the terms and conditions of this Agreement, at any time and from time to time after the Closing, at a party’s reasonable request, the other party shall execute and deliver such other instruments of sale, transfer, conveyance, assignment and confirmation, and assumption, and provide such materials and information and take such other actions as the requesting party may reasonably deem necessary or desirable in order to more effectively transfer, convey and assign to the Purchasing Entity all of the Assumed Liabilities, Purchased Assets and contracts set forth in Schedule 2.2(a). This reasonable cooperation does not include payment of attorneys, accountants or other professional advisors in connection with such cooperation.

Section 7.17. Post-Closing Access. In connection with any matter relating to any period before, or any period ending on, the Closing Date, the Purchasing Entity will, upon reasonable notice of the Sellers, permit the Sellers and its representatives access at all reasonable times to the books and records of the Facility (including for example, equipment records) that shall have been transferred to the Purchaser provided that Purchaser’s business shall not be unreasonably interfered with. The Purchaser Group acknowledges that, due to regulatory requirements requiring responses to inquiries from certain Governmental Authorities to be received within seventy-two (72) hours, Sellers may require access to such books and records urgently. Accordingly, if so requested by the Sellers, the Purchasing Entity shall permit Sellers to have access to such books and records within twenty-four (24) hours of the Purchasing Entity’s receipt of Sellers’ request, which may be made orally or by facsimile transmission. The Purchasing Entity shall not dispose of such books and records during the seven (7) year period beginning with the Closing Date without the Sellers’ written consent. Following expiration of such seven (7) year period, the Purchasing Entity may dispose of such books and records at any time; provided, however, the Purchasing Entity shall notify the Sellers of its intention to dispose of its books and records and upon Sellers’ request, and at Sellers’ expense, shall provide a copy of the same.

Section 7.18. Return of Excluded Assets. In the event, through inadvertence, mistake or otherwise, any Excluded Assets are transferred to the Purchasing Entity, the Purchaser Group agrees to promptly transfer and deliver the same to Sellers.

ARTICLE VIII

INDEMNIFICATION

Section 8.1. Indemnification by Sellers.

(a)

Subject to the provisions of this Article VIII, Sellers agree to defend, indemnify, release and hold harmless the Purchaser Group and its Affiliates and, its directors, officers, agents, employees, successors and assigns from and against any and all claims, actions, causes of action, judgments, awards, liabilities, losses, costs (including reasonable attorney’s fees) or damages (each, a “Loss” and collectively, the “Losses”) claimed or arising from (i) any Retained Liability, (ii) any breach by the Sellers of any of its covenants or agreements contained in this Agreement or in any other Transaction Agreement other than the Lease and License; (iii) any breach of any representation or warranty of the Sellers contained in this Agreement or in any other Transaction Agreement other than the Lease Agreement and License.

(b)	The Purchaser Group hereby waives compliance by the Sellers with any applicable bulk sales or similar law, or any statute or regulation of any Governmental Authority regarding tax clearance procedures which may be applicable to or by reason of the sale and transfer of the Purchased Assets. The Sellers shall indemnify and hold the Purchaser Group harmless from and against any and all Loss suffered or incurred by the Purchaser Group by reason of any failure of the Sellers to comply with any such Law and such indemnification shall not be subject to the limitations set forth in Section 8.6.

(c)	The Purchaser Group acknowledges and agrees that the Sellers shall not have any liability under any provision of this Agreement for any Loss to the extent that such Loss results from any action taken by the Purchaser Group or its Affiliates after the Closing Date. The Purchaser Group shall take and shall cause its Affiliates to take all reasonable actions to mitigate any Loss upon becoming aware of any event which would reasonably be expected to, or does, give rise thereto.

(d)	Nothing in this Section 8.1 shall be construed to impose liabilities with respect to Taxes.

(e)	Sellers, and not the Purchaser Group, shall be responsible and will hold harmless and indemnify the Purchaser Group and assume all litigation costs for any and all claims, actions, damages, and liabilities or expenses incurred by or threatened against the Purchaser Group by any employee or former employee of Sellers, filed before any local or federal court or government agencies which relates to acts or omissions of Sellers during their employment with Sellers.

Section 8.2. Indemnification by Purchaser Group.

(a)

Subject to the provisions of this Article VIII, Purchaser Group agrees to defend, indemnify and hold harmless the Sellers and their respective Affiliates and, if applicable, their respective directors, officers, agents, employees, successors and assigns from and against any and all Losses claimed or arising directly from (i) any Assumed Liability, (ii) any breach by Purchaser Group of any of its covenants or agreements contained in this Agreement or in any other Transaction Agreement other than the Lease Agreement and License, (iii) any breach of any representation or warranty of Purchaser Group contained in this Agreement or in any other Transaction Agreement other than the Lease Agreement and License;

and (iv) events occurring after the Closing Date in connection with the Purchased Assets (including, without limitation, the use, ownership, possession, operation or occupancy of the Purchased Assets from and after the Closing Date, but excluding the API Operations), provided, however, that nothing in this Section 8.2(a) is intended to limit the scope of Sellers indemnification obligations under Section 8.1.

(b)	Sellers shall take and shall cause its Affiliates to take all reasonable actions to mitigate any Loss upon becoming aware of any event which would reasonably be expected to, or does, give rise thereto.

(c)	Nothing in this Section 8.2 shall be construed to impose liabilities with respect to Taxes.

(d)	Nothing in this Section 8.2 shall be construed to impose liabilities with respect to matters for which the liabilities are set forth in the Lease Agreement.

Section 8.3. Notice of Claims.

(a)	If any of the Persons to be indemnified under this Article VIII (each, an “Indemnified Party”) has suffered or incurred any Loss, the Indemnified Party shall so notify the party from whom indemnification is sought (the “Indemnifying Party”) promptly in writing describing such Loss, the amount or estimated amount thereof, if known or reasonably capable of estimation, and the method of computation of such Loss, all with reasonable particularity and containing a reference to the provisions of this Agreement or any other agreement, instrument or certificate delivered pursuant hereto in respect of which such Loss shall have occurred. If any action at law or suit in equity is instituted by or against a third party with respect to which the Indemnified Party intends to seek indemnification under this Article VIII, the Indemnified Party shall promptly notify the Indemnifying Party of such action or suit and permit the Indemnifying Party to participate in and control the defense of such action or suit. A failure to give such notice in a timely manner pursuant to this Section 8.3 shall not limit the obligation of the Indemnifying Party under this Article VIII, except (i) to the extent such Indemnifying Party is prejudiced thereby, (ii) to the extent expenses are incurred during the period in which notice was not provided or (iii) as provided by Section 8.5 below.

(b)

Except when a notice, report or other filing must be filed immediately pursuant to an express requirement of Environmental Laws, the Indemnified Party will provide notice and an opportunity to comment to the Indemnifying Party before the Indemnified Party files any Required Governmental Report or any other report, notification or filing with any Governmental Authority or third party in connection with an event that would be reasonably likely to result in a Loss subject to the indemnification provisions of this Article VIII. In the event the Indemnified Party is required to file a Required Governmental Report or any other report, notification or filing immediately, the Indemnified Party will provide simultaneous notice to the Indemnifying Party when it files such report with the Governmental Authority.

Section 8.4. Third Party Claims.

(a)	The Indemnifying Party under this Article VIII shall have the right, but not the obligation, to conduct and control, through counsel of its choosing, any third party claim, action, suit or proceeding (a “Third Party Claim”), and the Indemnifying Party may compromise or settle the same; provided that the Indemnifying Party shall give the Indemnified Party advance notice of any proposed compromise or settlement. No Indemnified Party may compromise or settle any Third Party Claim for which it is seeking indemnification hereunder without the consent of the Indemnifying Party. The Indemnifying Party shall permit the Indemnified Party to participate in the defense of any such action or suit through counsel chosen by the Indemnified Party; provided that the fees and expenses of such counsel shall be borne by the Indemnified Party. If the Indemnifying Party elects not to control or conduct the defense or prosecution of a Third Party Claim, the Indemnifying Party shall still have the right to participate in the defense or prosecution of any Third Party Claim and, at its own expense, to employ counsel of its own choosing for such purpose.

(b)	The parties hereto shall cooperate in the defense or prosecution of any Third Party Claim, with such cooperation to include (i) the retention and the provision of the Indemnifying Party records and information that are reasonably relevant to such Third Party Claim and (ii) the making available of employees on a mutually convenient basis for providing additional information and explanation of any material provided hereunder.

Section 8.5. Expiration.

(a)	Notwithstanding anything in this Agreement to the contrary, and except for (i) the Sellers’ existence and authority as per Sections 5.1 and 5.2 hereof which shall survive indefinitely, and (ii) environmental matters as per Section 5.10 and Excluded Environmental Liabilities which are discussed below in Section 8.5(b), if the Closing shall have occurred, all covenants, agreements, representations and warranties made herein or in any certificate delivered pursuant hereto shall survive the Closing, but all representations and warranties made herein or in any certificate delivered pursuant hereto, and all indemnification obligations under Sections 8.1. and 8.2 with respect to any such representation or warranty shall terminate and expire on, and no action or proceeding seeking damages or other relief for breach, misrepresentation or inaccuracy with respect thereto shall be commenced after the second anniversary of the Closing Date, with respect to all claims of any party (including any Indemnified Party) which shall not have been previously asserted with reasonable specificity by written notice given under Section 8.3.

(b)	Notwithstanding anything in this Agreement to the contrary, (i) all indemnification obligations with respect to clause (i) of the definition of Excluded Environmental Liabilities shall terminate and expire on, and no action or proceeding seeking damages or other relief with respect thereto shall be commenced after the fifth anniversary of the expiration or earlier termination of the Lease Agreement to be entered into by the parties on the Closing Date with respect to all claims of Purchaser Group which shall not have been previously asserted with reasonable specificity, by written notice given under Section 8.3; (ii) all indemnification obligations with respect to the breach of representations and warranties set forth in Section 5.10 shall terminate and expire on and no action or proceeding seeking damages or other relief with respect thereto shall be commenced after the fifth anniversary of the Closing Date with respect to all claims of Purchaser Group which shall not have been previously asserted, with reasonable specificity, by written notice given under Section 8.3; and (iii) all indemnification obligations with respect to clauses (ii), (iii) and (iv) of the definition of Excluded Environmental Liabilities shall survive the Closing; and (iv) all indemnification obligations with respect to clause (v) of the definition of Excluded Environmental Liabilities shall terminate and expire on and no action or proceeding seeking damages or other relief with respect thereto shall be commenced after the fifth anniversary of the expiration or earlier termination of the Lease Agreement to be entered into by the parties on the Closing Date with respect to all claims of Purchaser Group which shall not have been previously asserted, with reasonable specificity, by written notice given under Section 8.3.

Section 8.6. Certain Limitations.

Sellers shall not have any indemnification obligation under Section 8.1(a)(i) with respect to clauses (i) and (v) of the definition of Excluded Environmental Liabilities and Section 8.1(a)(iii) for Losses with respect to any breach of any representation or warranty of Seller in this Agreement, except with respect to breaches of Sections 5.1, or 5.2, unless each Loss exceeds US$100,000 or the aggregate of all such Losses for which Sellers would, but for this provision, be liable exceeds on a cumulative basis US$250,000 (but these thresholds shall be deemed satisfied to the extent such losses arise out of a breach of a representation or warranty constituting a Material Adverse Effect). At such point, Sellers shall be required to pay the full amount of such Losses; provided however, that Sellers shall have no indemnification obligation under Section 8.1(a)(i) with respect to clauses (i) and (v) of the definition of Excluded Environmental Liabilities and Section 8.1(a)(iii), except with respect to breaches of Sections 5.1, or 5.2, for Losses which in the aggregate are in excess of Seven Million Five Hundred Thousand Dollars ($7,500,000).

Section 8.7. Losses Net of Insurance, Other Indemnities, Etc. The amount of any Loss for which indemnification is provided under Section 8.1 or 8.2 shall be net of (i) any amounts recovered by the Indemnified Party pursuant to any indemnification by or indemnification agreement with any third party, (ii) any insurance proceeds or other cash receipts or sources of reimbursement received as an offset against such Loss including without limitation any Loss covered by the title insurance policy described in Section 4.2(d) hereof (each Person named in clauses (i) and (ii), a “Collateral Source”), and (iii) an amount equal to the present value of the tax benefit, if any, attributable to such Loss. If the amount to be netted hereunder from any payment required under Section 8.1 or 8.2 is determined after payment by the Indemnifying Party of any amount otherwise required to be paid to an Indemnified Party to this Article VIII, the Indemnified Party shall repay to the Indemnifying Party, promptly after such determination, any amount that the Indemnifying Party would not have had to pay pursuant to this Article VIII had such determination been made at the time of such payment.

With respect to any Loss insured by the title insurance policy described in Section 4.2(d) hereof, the Purchaser Group shall use their Best Efforts to recover from its title insurer prior to seeking indemnification from the Seller Group. Notwithstanding anything to the contrary in this Agreement, and subject to the previous sentence, the Indemnified Party shall not be obligated to seek recovery from a Collateral Source prior to seeking indemnification from the Indemnifying Party.

Section 8.8. Other Limitations. No claim for breach of representation or warranty shall be made by Purchaser under Section 8.1(a)(iii) if (a) such claim is based on a fact or an event occurring prior to Closing (whether or not also occurring prior to the date of this Agreement), and (b) such fact or event was disclosed by any Seller prior to the Closing and included as a Schedule to this Agreement.

Section 8.9. Sole/Remedy/Waiver. The parties hereto acknowledge and agree that the remedies provided for in this Agreement shall be the parties’ sole and exclusive remedy with respect to the subject matter of this Agreement, except for claims based on fraud or willful misconduct. In furtherance of the foregoing, each party hereby waives, to the fullest extent permitted by applicable Law, any and all other rights, claims and causes of action with respect to the subject matter of this Agreement, (including rights of contribution, if any) known or unknown, foreseen or unforeseen, which exist or may arise in the future, that it may have against the Sellers or any of the Affiliates, or Purchaser or any of its Affiliates, as the case may be, arising under or based upon any federal, state or local Law (including, without limitation, any such Law relating to the environmental matters or arising under or based upon any common law or otherwise), except to the extent such rights, claims and causes of action are based on fraud or willful misconduct.

Section 8.10. Indemnification Procedures for Remedial Actions on Purchased Assets.

(a)

Sellers shall have the right but not the obligation to conduct and control the management of a Remedial Action that is subject to indemnification pursuant to this Agreement. Sellers must notify the Purchaser Group, within 30 days of receipt of notice of the Purchaser Group’s claim for indemnification for such matter, that (i) it intends to undertake said responsibility or (ii) that more information is needed from the Purchaser Group before Sellers can reasonably determine that the Purchaser Group’s claim is subject to indemnification pursuant to this Agreement. The Purchaser shall promptly respond to such requests for information (to the extent such information is reasonably available to the Purchaser Group) and, within 30 days of receipt of such information, Sellers shall notify the Purchaser Group as to whether it shall undertake the Remedial Action. Prior to a determination by Sellers that it will undertake a Remedial Action pursuant to this Section 8.10, the Purchaser Group shall take only those actions necessary to comply with applicable Environmental Laws or address conditions that pose an imminent threat to the environment or public health (unless additional actions are approved by Sellers).

(b)

In undertaking a Remedial Action pursuant to this Section 8.10, Sellers shall retain a qualified independent environmental consultant, which consultant shall be subject to the Purchaser Group’s approval (such approval not to be unreasonably delayed or withheld). Sellers shall (i) undertake such Remedial Action to meet the Applicable Remedial Action Standards in a prompt and expeditious fashion, provided that Sellers may exercise its rights, including its due process right, to contest any requirement imposed or determination made by Governmental Authority with respect to the contemplated Remedial Action; and (ii) not cause, through its own inaction, any undue delay in obtaining written notice from the appropriate Governmental Authority that no further investigation or remediation is necessary with respect to the matter that is the subject of the indemnification claim to meet the Applicable Remedial Action Standards or, if no Governmental Authority is involved in such matter, a good faith determination from its environmental consultant that no further investigation or remediation is required to bring the applicable property into conformance with Applicable Remedial Action Standards. When a Governmental Authority is involved with a Remedial Action, the Sellers shall use its best efforts to obtain written notice from the appropriate Governmental Authority that no further investigation or remediation is necessary with respect to the matter that is the subject of the indemnification claim to meet the Applicable Remedial Action Standards. Sellers shall comply with all applicable Laws, including all applicable Environmental Laws and any other requirements that may be imposed by a Governmental Authority, pertaining to Sellers’ performance of Remedial Action pursuant to this Section 8.10; provided however, that Sellers reserve the right to contest or modify any requirements imposed by a Governmental Authority as provided for under applicable Environmental Laws and Environmental Permits with respect to Sellers’ performance of a Remedial Action. Sellers shall provide copies to the Purchaser Group of all written notices, final submissions, final work plans, and final reports and shall give the Purchaser Group a reasonable opportunity given the circumstances (at the Purchaser Group’s own expense) to comment on any submissions Sellers intends to deliver or submit to the appropriate Governmental Authority prior to said submission. The Purchaser Group may, at its own expense, hire its own consultants, attorneys or other professionals to monitor the Remedial Action, including any field work undertaken by Sellers, and the Purchaser Group shall provide Sellers with the results of all such monitoring. Notwithstanding the above, the Purchaser Group shall not take any actions that shall unreasonably interfere with, or unreasonably delay, Sellers performance of the Remedial Action. Sellers shall undertake any such work required herein in a manner designed to minimize any disruption, to the greatest extent possible, with the conduct of operations at the assets. The Purchaser Group shall allow Sellers reasonable access to conduct any of the work contemplated herein and shall cooperate with Sellers in the performance of the Remedial Action, including providing Sellers with reasonable access to employees and documents as necessary.

(c)	If Sellers decline to undertake the performance of a Remedial Action as provided in Section 8.10, the Purchaser Group shall be entitled to undertake the Remedial Action to meet the Applicable Remedial Action Standards. The Purchaser Group shall retain a qualified independent environmental consultant, which consultant shall be subject to Sellers’ approval (such approval not to be unreasonably delayed or withheld, however, if there should be a conflict of interest as a result of the Purchaser Group’s choice of environmental consultant, then the Sellers will use their best efforts to clear any such conflicts if possible and if any conflicts can not be cleared then the Purchaser Group will retain another independent environmental consultant). The Purchaser Group shall promptly provide copies to Sellers of all notices, correspondence, draft reports, submissions, work plans, and final reports and shall give Sellers a reasonable opportunity (at Sellers’ own expense) to comment on any submissions the Purchaser Group intends to deliver or submit to any appropriate Governmental Authority prior to said submission. Sellers may, at its own expense, hire its own consultants, attorneys or other professionals to monitor the Remedial Action, including any field work undertaken by the Purchaser Group, and the Purchaser Group shall provide to Sellers the results of all such field work. Notwithstanding the above, Sellers shall not take any actions that shall unreasonably interfere with, or unreasonably delay, the Purchaser Group’s performance of the Remedial Action. Sellers’ decision to not to undertake Remedial Action hereunder shall not limit or affect Sellers’ obligation to indemnify the Purchaser Group for said Remedial Action to the Applicable Remedial Action Standards as otherwise provided in this Agreement.

Section 8.11. Limitation on Indemnification for Third Party Claims for Remedial Action. Notwithstanding anything to the contrary in this Agreement, Sellers’ indemnification obligations under Section 8.1(a) hereof in respect of subsection (i) of the definition of Excluded Environmental Liabilities are subject to the provisions of this Section 8.11. Sellers shall be responsible for the cost of such Remedial Action only to the extent necessary to meet the Applicable Remedial Action Standard and any other requirements that may be imposed by a Governmental Authority pertaining to Sellers’ performance of a Remedial Action pursuant to Section 8.10. Sellers shall not be responsible for those costs incurred in connection with a Remedial Action to the extent such costs arise from or are exacerbated by actions of the Purchaser Group, including the initiation of Remedial Action by the Purchaser Group or at the request of a third party in the absence of a requirement of Environmental Law after the Closing Date, except for those actions that are necessary to address conditions that pose an imminent threat to the environment or public health. Sellers shall not be responsible for those costs incurred in connection with a Remedial Action to the extent such costs are caused by: (i) a Release of Hazardous Substances in connection with the Purchaser Group’s operation of the Purchased Assets, or (ii) the Purchaser Group’s negligent, knowing or reckless action resulting in the exacerbation of environmental conditions otherwise subject to the indemnification pursuant to this Agreement, or (iii) the Purchaser Group’s initiation of Remedial Action in the absence of a requirement of Environmental Law.

Section 8.12. No Consequential Damages. EXCEPT WITH RESPECT TO A PARTY’S INDEMNIFICATION OBLIGATIONS HEREUNDER WITH RESPECT TO THIRD PARTY CLAIMS, NO PARTY TO THIS AGREEMENT SHALL BE LIABLE TO OR OTHERWISE RESPONSIBLE TO ANY OTHER PARTY HERETO OR ANY AFFILIATE OF ANY OTHER PARTY HERETO FOR SPECIAL, CONSEQUENTIAL, INCIDENTAL OR PUNITIVE DAMAGES OR FOR DIMINUTION IN VALUE OR LOST PROFITS THAT ARISE OUT OF OR RELATE TO THIS AGREEMENT OR THE PERFORMANCE OR BREACH HEREOF OR ANY LIABILITY RETAINED OR ASSUMED HEREUNDER.

ARTICLE IX

TERMINATION

Section 9.1. Termination. This Agreement may be terminated at any time prior to the Closing:

(a)	by written agreement of ABS and Pfizer;

(b)	by either ABS or Pfizer, by giving written notice of such termination to the other party, if the Closing shall not have occurred on or prior to December 31, 2006; or

(c)	by either Pfizer or ABS, by giving written notice of such termination to the other party, if any court of competent jurisdiction or other competent Governmental Authority shall have issued a Governmental Order or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement and such Governmental Order or other action shall have become final and nonappealable; or

(d)	by either Pfizer or ABS, unilaterally, in accordance with Section 10.10 hereof.

Section 9.2. Effect of Termination.

(a)	In the event of the termination of this Agreement in accordance with Section 9.1 hereof, this Agreement shall thereafter become void and have no effect, and no party hereto shall have any liability to the other parties hereto or their respective Affiliates, directors, officers or employees, except for the obligations of the parties hereto contained in this Section 9.2 and in Sections, 10.1, 10.7, 10.8, 10.9 and 10.11 hereof.

(b)	Notwithstanding anything to the contrary in Section 9.2(a), in the event this Agreement shall be terminated and at such time any party is in material breach of or default under any term or provision hereof, such termination shall be without prejudice to, and shall not affect, any and all rights to damages that the other party may have hereunder or otherwise under applicable Law. The damages recoverable by the non-defaulting party shall include, without limiting the generality of the immediately preceding sentence, all attorneys’ fees reasonably incurred by such parties in connection with the transactions contemplated hereby.

ARTICLE X

MISCELLANEOUS

Section 10.1. Notices. All notices, requests, consents and other communications hereunder shall be deemed given: (i) when delivered if delivered personally (including by courier); (ii) on the third day after mailing, if mailed, postage prepaid, by registered or certified mail (return receipt requested); (iii) on the day after mailing if sent by a nationally recognized overnight delivery service which maintains records of the time, place, and recipient of delivery; or (iv) upon receipt of a confirmed transmission, if sent by telex, telecopy or facsimile transmission with the original delivered via one of the preceding methods, in each case to the parties at the following addresses or to other such addresses as may be furnished in writing by one party to the others:

If to any Seller, to:

PFIZER INC.

235 East 42nd Street

New York, NY 10017

Telephone: 212-733-4935

Facsimile: 212-808-8924

Attn:	Senior Vice President &
General Counsel

with a copy to:

FIDDLER, GONZÁLEZ & RODRÍGUEZ, P.S.C.

254 Muñoz Rivera Avenue, 6th Floor

Hato Rey, Puerto Rico 00918

Facsimile No.: (787) 759-3123

Attention:	Roberto B. Suárez, Esq.
José Julián Álvarez-Maldonado, Esq.

If to the Purchaser Group, to:

ABRAXIS BIOSCIENCE, INC.

1501 E. Woodfield Rd., Suite 300

Schaumberg, IL 60175-5837

Facsimile: (847) 413-2670

Attn: CEO

With copies to:

ABRAXIS BIOSCIENCE, INC.

11777 San Vicente Boulevard, Suite 550

Los Angeles, CA 90049

Facsimile: (310) 826-8525

Attn: General Counsel

MARTÍNEZ ODELL & CALABRIA

281 Muñoz Rivera Avenue, 16th Floor

Hato Rey, Puerto Rico 00918

Telephone: (787) 753-8914

Facsimile: (787) 753-8402

Attn:	Lawrence Odell, Esq.
Rogelio Carrasquillo, Esq.

Section 10.2. Amendment; Waiver. Any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by the parties hereto, or in the case of a waiver, by the party against whom the waiver is to be effective. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

Section 10.3. Assignment. Except as otherwise provided in Section 10.5, no party to this Agreement may assign any of its rights or obligations under this Agreement without the prior written consent of the other party hereto, except that ABS may transfer or assign, in whole or from time to time in part, to one or more of its Affiliates, the right to purchase all or a portion of the Purchased Assets, but no such transfer or assignment will relieve ABS of its obligations hereunder.

Section 10.4. Entire Agreement. This Agreement (including all Schedules and Exhibits hereto) and the other Transaction Agreements constitute the entire agreement between the parties hereto with respect to the subject matter hereof and thereof and supersedes all prior agreements and understandings, oral or written, with respect to such matters, other than any written agreement of the parties that expressly provides that it is not superseded by the Transaction Agreements. In the event of any conflict between the terms and conditions of this Agreement and the terms and conditions of the other Transaction Agreements, the terms and conditions of this Agreement shall prevail.

Section 10.5. Fulfillment of Obligations. Any obligation of any party to any other party under this Agreement, which obligation is performed, satisfied or fulfilled by an Affiliate of such party, shall be deemed to have been performed, satisfied or fulfilled by such party.

Section 10.6. Parties in Interest. This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns. Nothing in this Agreement, express or implied, is intended to confer upon any Person other than the Purchaser Group, Sellers, or their successors or permitted assigns, any rights or remedies under or by reason of this Agreement.

Section 10.7. Public Disclosure. On or prior to the Closing, the parties agree to obtain the consent of the other party, which consent shall not be unreasonably withheld, before issuing any press release or making any public statement with respect to this Agreement or the transactions contemplated hereby and will not issue any such press release or make any such public statement prior to obtaining such consent; provided, however, that the parties agree to consult with each other with respect to any press releases and public statements the making of which may be required by applicable Law or any listing agreement with any national securities exchange, and will not issue such press release or make any such public statement prior to such consultation.

Section 10.8. Return of Information. If for any reason whatsoever the transactions contemplated by the Transaction Agreements are not consummated, ABS shall promptly return to Pfizer all books and records furnished by any Seller or any of its respective Affiliates, agents, employees, or representatives (including all copies, summaries and abstracts, if any, thereof) in accordance with the terms of the Confidentiality Agreement. After the Closing, the provisions of the Confidentiality Agreement shall be of no effect with respect to any information provided regarding the Purchased Assets.

Section 10.9. Expenses. The documentary and stamp Taxes, including without limitation the internal revenues stamps of the Commonwealth and the stamps of the Public Defendant of the Commonwealth to be affixed and cancelled on the original of the deed of purchase and sale as well as the notarial fees and expenses relating thereto, and the documentary and stamp Taxes, including without limitation the internal revenues stamps of the Commonwealth and the stamps of the Public Defendant of the Commonwealth to be affixed and cancelled on any certified copy of the deed of purchase and sale as well as all other charges for filing and recording documents in connection with the transfer of the Purchased Assets, including, but not limited to, those related to the transfer of the Real Property, will be paid by the Purchaser Group. Except as otherwise expressly provided in this Agreement, whether the transactions contemplated by this Agreement are ever consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be borne by the party incurring such expenses.

Section 10.10. Schedules; Supplemental Disclosure. The disclosure of any matter in any one Schedule shall be deemed to be a disclosure for all purposes of this Agreement, but shall expressly not be deemed to constitute an admission by Pfizer, the Selling LLC, the Purchasing Entity or ABS, or to otherwise imply, that any such matter is material for the purposes of this Agreement.

If between the date of this Agreement and the Closing Date, either party becomes aware of any fact or condition that causes or constitutes a breach of any of its representations and warranties as of the date of this Agreement, or if either party becomes aware of the occurrence after the date of this Agreement of any fact or condition that would (except as expressly contemplated by this Agreement) cause or constitute a breach of any such representation or warranty had such representation or warranty been made as of the time of occurrence or discovery of such fact or condition, then such party will promptly deliver to the other party, prior to the Closing Date, a supplement to the Schedules to this Agreement specifying such fact or condition. During the same period, each party will promptly notify the other party of the occurrence of any breach of any of its covenants or of the occurrence of any event that may make the satisfaction of the conditions in Article IV of this Agreement impossible or unlikely. Any such disclosure by a party shall be deemed to cure any breach of the applicable representations, warranties or covenants made under this Agreement and the other party shall have no claim under this Agreement on the basis of such disclosure(s) except as set forth in the following paragraphs.

Notwithstanding the generality of the foregoing, it is hereby agreed to by the parties that if any fact or condition disclosed by the Sellers to the Purchaser Group prior to the Closing pursuant to this Section 10.10 has a Material Adverse Effect, then in the Purchaser Group’s sole discretion, the Purchaser Group may elect to terminate this Agreement unilaterally.

Likewise, if any fact or condition is disclosed by the Purchaser Group to the Sellers prior to the Closing pursuant to this Section 10.10 and has a Material Adverse Effect, then in the Sellers’ sole discretion, the Sellers may elect to terminate this Agreement unilaterally.

Section 10.11. Governing Law; Jurisdiction.

(a)	This Agreement shall be governed by and construed in accordance with the laws of the State of New York without regard to the conflicts of law rules of such state.

(b)	With respect to any suit, action or proceeding relating to this Agreement (each, a “Proceeding”), each party hereto irrevocably (i) agrees and consents to be subject to the jurisdiction of the United States District Court for the Southern District of New York or any New York State court sitting in New York City and (ii) waives any objection which it may have at any time to the laying of venue of any Proceeding brought in any such court, waives any claim that such Proceeding has been brought in an inconvenient forum and further waives the right to object, with respect to such Proceeding, that such court does not have any jurisdiction over such party.

Section 10.12. Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, and all of which shall constitute one and the same agreement. Any such counterpart may be executed by facsimile signature with only verbal confirmation, and when so executed and delivered shall be deemed an original and such counterpart(s) together shall constitute only one original.

Section 10.13. Headings. The heading references herein and the table of contents hereto are for convenience purposes only, do not constitute a part of this Agreement and shall not be deemed to limit or affect any of the provisions hereof.

Section 10.14. Severability. Each provision of this Agreement shall be interpreted in such a manner as to be effective and valid under applicable Law, but if any provision of this Agreement is held to be prohibited by or invalid under applicable Law, such provision shall be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of this Agreement.

Section 10.15. No Joint Venture or Partnership. The parties agree that nothing contained herein shall be construed as making the parties joint ventures or partners.

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IN WITNESS WHEREOF, the parties have executed or caused this Agreement to be executed as of the date first written above.

PFIZER INC.

By:	/s/ Natale S. Ricciardi
Name:	Natale S. Ricciardi
Title:	Senior Vice President

ABRAXIS BIOSCIENCE, INC.

By:	/s/ Bruce Wendel
Name:	Bruce Wendel
Title:	VP Corporate Development